As filed with the Securities and Exchange Commission on October 28, 1999
                                                     Registration No. 333-_____
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM SB-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                  MYWEB INC.COM
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

            Nevada                           3089                 88-0207089
-------------------------------  ----------------------------  ----------------
(State or Other Jurisdiction of  (Primary Standard Industrial  (I.R.S. Employer
Incorporation or Organization)   Classification Code Number)    Identification
                                                                    Number)

                     Block G, Unit G606, Phileo Damansara 1
                               No. 9, Jalan 16/11
                    Off Jalan Damansara, 46350 Petaling Jaya
                                    Malaysia
--------------------------------------------------------------------------------
          (Address and Telephone Number of Principal Executive Offices)

                     Block G, Unit G606, Phileo Damansara 1
                               No. 9, Jalan 16/11
                    Off Jalan Damansara, 46350 Petaling Jaya
                                    Malaysia
--------------------------------------------------------------------------------
                    (Address of Principal Place of Business)

                           Alex Jorge, Vice President
                                  MyWeb Inc.com
                          595 Market Street, Suite 2500
                         San Francisco, California 94105
                                 (415) 538-3728
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Agent For Service)

                    Please Send Copies of Communications to:
                             Michael S. Novins, Esq.
                           George A. Greenslade, Esq.
                                Baker & McKenzie
                                805 Third Avenue
                            New York, New York 10022
                                 (212) 751-5700

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______________________________

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                      CALCULATION OF REGISTRATION FEE
---------------------------------------------------------------------------------------------------------
                                        Number of     Proposed Maximum    Proposed Maximum     Amount of
Title of Each Class of Securities      Shares to be    Offering Price    Aggregate Offering  Registration
         To Be Registered               Registered       Per Unit(1)          Price(1)            Fee
---------------------------------------------------------------------------------------------------------
Common stock, $0.01 par value per       1,210,750          $19.34           $23,415,905        $6,509.62
              share
---------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and based upon the average of the bid and asked prices of the common stock on the OTC Bulletin Board on October 25, 1999.

                       -----------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                       -----------------------------------

[sidebar]
Information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting the offer to buy these securities in any state where the offer or sale is not permitted.
[end sidebar]
                 SUBJECT TO COMPLETION, DATED OCTOBER 28, 1999

PROSPECTUS
                                1,210,750 SHARES

                              [MYWEB INC.COM LOGO]

                                  MYWEB INC.COM



                                  COMMON STOCK

                                -----------------

        We are registering 1,210,750 shares on behalf of the selling shareholders identified under the heading "Selling Shareholders" in this prospectus. We will not receive any portion of the proceeds from the resale of the shares registered on behalf of the selling shareholders. For information on the methods of sale of the shares we are registering on behalf of the selling shareholders, refer to the discussion under the heading "Plan of Distribution."

        MyWeb common stock trades on the OTC Bulletin Board under the symbol "MYWB." On October 25, 1999, the last sale price of our common stock on the OTC Bulletin Board was $19.25 per share.

                            ------------------------

        INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. FOR A DISCUSSION OF SOME OF THE RISKS INVOLVED, REFER TO THE DISCUSSION UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 5.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                              ---------------------

                                October ___, 1999

                               PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by the more detailed information, appearing elsewhere in this prospectus, including the information under the heading "Risk Factors" and the information contained in our Financial Statements. All references in this prospectus to "MyWeb," "the company," "we," "us" or "our" are to MyWeb Inc.com and its subsidiaries, unless the context requires otherwise. Unless otherwise indicated, all share and per share data (i) give effect to the one-for-one hundred reverse stock split of our common stock that took place on February 23, 1999; (ii) do not give effect to shares issuable upon exercise of outstanding options and warrants; and (iii) do not give effect to shares reserved for issuance under our 1999 Incentive Program and our 1999 Non-Qualified Stock Option Plan. Certain financial information in this prospectus has been derived from data originally prepared in Malaysian Ringgits. For purposes of this prospectus, a conversion rate of 3.80 Ringgits to $1.00 was utilized.


Summary We are registering 1,210,750 shares of our common stock on behalf of the selling shareholders identified under the heading "Selling Shareholders."

Information about MyWeb       MyWeb was incorporated under the laws of Nevada
                              on February 20, 1985 under the name Sperzel-NV, Inc. We are headquartered in Kuala Lumpur,
                              Malaysia, with offices in San Francisco, Singapore, Malaysia, and China. Our chief executive officer maintains an office in Kuala
                              Lumpur. A description of our history is set forth under "Information about MyWeb--History of our Development" and "--Recent Developments."

Recent Developments           On February 24, 1999, we completed a reverse
                              merger with TecnoChannel Technologies Sdn Bhd, a privately-held Malaysian corporation. As a result of the reverse merger, Tecnochannel Technologies became a wholly-owned subsidiary of MyWeb. For a more detailed discussion about the reverse merger, see the discussion under the heading "Information
                              About MyWeb--History of our Development" and "--Recent Developments."

Our Business                  We are in the process of implementing the business
                              plan of TecnoChannel Technologies, our wholly-owned subsidiary, which focuses on:

                                   -    marketing software and technology to
                                        manufacturers of television set-top
                                        internet terminals; and

                                   -    developing MyWeb Online Service family
                                        of internet properties, which are portal sites on the internet that offer interactive applications, such as e-mail, to internet users.

                              Set-top internet terminals are electronic devices used to connect to the internet through a television set. A set-top terminal is connected to the television set and to an internet service provider in much the same way a personal computer is connected to a dedicated monitor and to an internet service provider. Once connected, the set-top internet terminal relays information between the user, the television set and the internet service provider to allow the user to navigate the internet and engage in a variety of activities, such as sending and receiving e-mail and conducting e-commerce.

                              Our business plan is to expand our operations into markets where:

                                   -    set-top internet terminals can be
                                        introduced at a price point
                                        significantly below the price point of
                                        personal computers, the principal
                                        alternative means of connecting to the
                                        internet; and

                                   -    the television infrastructure required
                                        to deliver our services is already in
                                        place.

                              Our principal products, besides the MyWeb Online Service family of internet properties, are our Thunder Software and our ThunderServe software. Our Thunder software is an operating system designed for use in set-top internet terminals to interact with the internet and run internet-based applications. Our ThunderServe software is a software system designed for use by internet service providers with access to customers who use set-top internet terminals that run our Thunder software.

                              Initially, we will concentrate our efforts in Asia, particularly in China. For a more detailed discussion about our business, see the discussion under the heading "Information About MyWeb--Our Products and Services" and under the heading "Management's Discussion and Analysis."

Common Stock Outstanding      At October 19, 1999, there are 10,671,628 shares
                              of our common stock issued and outstanding. For a more detailed discussion about our common stock, see the discussion under the heading "Description of Capital Stock."

Use of Proceeds               We will not receive any proceeds of the resale of
                              the 1,210,750 shares we are registering on behalf of the selling shareholders. We received approximately $3,772,500 in net proceeds from the sale of 526,250 of the shares offered hereby to the selling shareholders through a private placement of our common stock in May 1999. We are using the proceeds from the private placement for general corporate purposes. Prior to the May 1999 private placement, we received an advance from one of the investors in the private placement, which we carried on our books as a loan. Upon the closing of the private placement, we repaid the loan with shares of our common stock based on the purchase price for the shares issued in the May
                              1999 private placement.

Risk Factors                  A purchase of our common stock involves a high
                              degree of risk. You should read and carefully consider the information set forth under "Risk
                              Factors" and the information contained elsewhere in this prospectus.

Forward-Looking               The discussion in this prospectus contains
Statements                    forward-looking statements that involve risks and
                              uncertainties. Actual results could differ materially from those discussed in this prospectus. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors" and "Cautionary Statement
                              Regarding Forward-Looking Statements."

                          SUMMARY FINANCIAL INFORMATION

        The following summary financial information sets forth certain historical and pro forma financial data of MyWeb. The pro forma financial data give effect to MyWeb's acquisition of TecnoChannel Technologies as if it had occurred on TecnoChannel Technologies' date of inception (April 5, 1997). The pro forma information is not necessarily indicative of the results which would have occurred if MyWeb had acquired TecnoChannel Technologies on April 5, 1997, nor is it indicative of MyWeb's future performance.

        The following summary financial information should be read in conjunction with the discussions under the headings "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis" and "Information About MyWeb" and the financial statements and notes thereto included in this prospectus.

                                              YEAR ENDED DECEMBER 31,      SIX MONTHS ENDED JUNE 30,
                                               1998            1997          1999            1998
                                               ----            ----          ----            ----
                                         (PRO FORMA)(2)  (PRO FORMA)(2)  (HISTORICAL)  (PRO FORMA)(2)

CONSOLIDATED STATEMENT OF OPERATIONS DATA:

Revenues                                   $1,310,843        $102,367     $2,926,335       $254,996
Gross profit (loss)                         1,201,960         102,367      1,975,512        197,823
Operating expenses                            862,006         354,700      3,142,262         200,13
Net income (loss)                             339,954        (252,333)    (1,166,750)        (2,312)
Net income (loss) per share (1)                   .04            (.03)          (.12)          (.00)

                                                                      DECEMBER 31, 1998   JUNE 30, 1999
                                                                        (PRO FORMA)(2)    (HISTORICAL)
                                                                        --------------    ------------

CONSOLIDATED BALANCE SHEET DATA:

Working capital                                                             $306,074      $ 3,699,363
Total assets                                                               1,171,727        4,836,807
Total liabilities                                                            811,712          949,196
Long-term obligations                                                              -               -
Retained earnings (deficit)                                                  123,173       (1,043,576)
Total stockholders' equity                                                   360,015        3,887,611

--------------
(1) Based upon the weighted average number of shares outstanding during the period, excluding shares issuable upon exercise of outstanding warrants and options. The effect of inclusion of such warrant shares or option shares would be anti-dilutive in such periods.

(2) The pro forma data gives effect to the acquisition of TecnoChannel Technologies as if it had occurred on TecnoChannel Technologies' date of inception (April 5, 1997) in order to provide comparative information.

                                  RISK FACTORS

        You should carefully consider the following factors and the other information contained in this prospectus before purchasing MyWeb common stock. An investment in MyWeb common stock involves a high degree of risk and may not be appropriate for investors who cannot afford to lose their entire investment.

BECAUSE OUR CURRENT LINE OF BUSINESS IS A RECENTLY COMMENCED OPERATION, WE ARE SUBJECT TO RISKS TRADITIONALLY ASSOCIATED WITH START-UP COMPANIES.

        Although we were incorporated over ten years ago, our existing line of business commenced operations in April 1997. As a result, our potential should be considered in light of the risks, expenses, and problems frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving internet and software markets, and by companies operating in international markets. Such risks include:

               -    our failure to anticipate and adapt to a developing market;

               -    the rejection of our products and services;

               -    development of superior products or services by competitors;

               - the failure of the market to adopt the internet as a commercial medium; and

               - the inability to identify, attract, retain, and motivate the qualified personnel we will need to expand our operations.

        There can be no assurance that we will be successful in addressing such risks. It is likely that our expenses will exceed our revenues for the foreseeable future, and it is possible that we will not be able to generate enough revenue to sustain our operations.

        In addition, our line of business has incurred net losses from inception. As a result, we have a deficit in our retained earnings of $1,043,576 at June 30, 1999. We expect to continue to incur net losses as we continue to expend substantial resources on sales, marketing and administration and the development of our products and services. In addition, we currently intend to increase our capital expenditures and operating expenses in order to expand our operations. There can be no assurance that we will achieve or sustain profitability or positive cash flow from our operations.

WE MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS PLAN OR OUR GROWTH STRATEGY.

        Our prospects are subject to the risks, expenses and uncertainties frequently encountered by young companies that operate exclusively in the new and rapidly evolving markets for internet products and services and for computer software, including the risk that we will not be able to implement our business plan or our growth strategy.

        Successfully implementing the internet portal portion of our business plan depends on, among other things, our ability to:

               -    develop and extend the MyWeb brand;

               -    market our internet properties to internet users;

               -    develop new internet properties;

               - develop, maintain and increase the level of traffic on our internet properties; and

               - effectively integrate new businesses and technologies into our internet properties.

        Successfully implementing the software portion of our business plan depends on, among other things, our ability to:

               - maintain existing relationships with manufacturers of television set-top terminals and internet service providers;

               - market our Thunder and ThunderServe software and any new software we produce to manufacturers of television set-top terminals and internet service providers; and

               - refine our existing software and develop new software to compete with software products produced by our competitors.

        The overall success of our business plan and growth strategy depends on, among other things, our ability to:

               - react to changing business, economic, and political environments;

               - anticipate the needs of our customers and the actions of our competitors; and

               - continue to identify, attract, retain and motivate qualified personnel.

        The success of our business plan also depends on factors outside of our control, including:

               -    introduction of new products or services by our competitors;

               -    adoption of the internet by individuals and companies;

               -    demand for internet advertising;

               - adoption by internet users of television set-top terminals for internet access;

               - adoption of MyWeb's internet properties as an effective advertising medium;

               -    relative price stability for internet-based advertising; and

               - negative economic conditions and the resulting effects on media spending, consumer spending, and internet usage.

WE WILL NEED SUBSTANTIAL CAPITAL INVESTMENTS TO FUND OUR FUTURE OPERATIONS.

        Our business is very capital intensive. We expect that our capital needs will increase as we implement our plan to expand into China and other emerging markets. We will need substantial amounts of capital to fund:

               -    our capital expenditures;

               -    our research and development program;

               -    our marketing efforts; and

               -    our customer service and support.

        Our capital needs will depend on numerous factors, including:

               -    our profitability;

               -    the release of competitive products by our competition;

               -    the level of our investment in research and development; and

               -    the amount of our capital expenditures.

        It is possible that our capital expenditures and operating losses may restrict our ability to maintain our operations. We do not expect that cash flows from operations, if any, will be sufficient to fund our future operations without additional substantial capital investments.

        If we were to raise additional funds through the issuance of equity or convertible debt securities, you could experience substantial dilution of the value of your stock. Such new securities could also have rights, preferences and privileges senior to our common stock. We cannot give you any assurance that any additional financing will be available to us, or if available, will be on terms favorable to us. See "Management's Discussion and Analysis--Liquidity and Capital Resources" and "Information about MyWeb--Recent Developments."

WE HAVE HAD NET LOSSES IN RECENT FISCAL PERIODS AND OUR AUDITORS HAVE EXPRESSED DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

        We have had net losses in recent fiscal periods. Although we had net income of $339,954 in 1998 (pro forma), we had a net loss of $252,333 in 1997 (pro forma). The pro forma amounts give effect to our acquisition of TecnoChannel Technologies as if it had occurred on TecnoChannel Technologies' date of inception (April 5, 1997). We also had a net loss of $1,166,750 in the six months ended June 30, 1999 and a deficit in our retained earnings of $1,043,576 at June 30, 1999. Our net loss in the six months ended June 30, 1999 is primarily the result of the expansion of our internet operations following our reverse merger with TecnoChannel Technologies in February 1999. We expect to incur losses as we expend substantial resources on sales, marketing and administration and the development of our products and services.

        Our auditors, Wlosek & Braverman, L.L.C., have stated in the opinion on our financial statements for fiscal year 1998 that there is doubt, as of December 31, 1998, as to whether we will be able to pay our liabilities in the normal course of our business and thus continue as a going concern. We believe that we have strengthened our financial position since that time by raising net proceeds of $3,772,500 in a private placement in May 1999 and an additional $900,000 in May 1999 through the issuance of stock upon exercise of a stock option. However, it is possible that in the future our capital expenditures and operating losses will limit our ability to pay our liabilities in the normal course of business and that we may not be able to continue as a going concern.

WE RELY ON THIRD-PARTY SUPPLIERS TO PROVIDE SOFTWARE THAT IS CRITICAL TO OUR BUSINESS.

        We depend on third-party suppliers to provide us with software that is critical to our business. For example, we have an arrangement with Sun Microsystems to use the Java operating system platform to develop our Thunder software. If our arrangement with Sun Microsystems expires or is terminated, we will not be able to use Java operating system in any new software we develop or to modify our existing Thunder software. Although termination of our arrangement with Sun Microsystems would not affect software already installed in set-top internet terminals which use software based on Java operating system, we would be forced to develop our software using a different platform. This could:

               -    result in substantial additional costs;

               - inhibit our ability to revise our software products or to bring them to market; and

               -    materially adversely affect our business.

THE TERMINATION OF ANY OF OUR RELATIONSHIPS WITH THE THIRD PARTIES UPON WHOM WE RELY FOR ITEMS THAT ARE CRITICAL TO OUR OPERATIONS COULD ADVERSELY AFFECT MYWEB.

        We depend on arrangements with third parties for a variety of goods and services that are critical to our operations. The arrangements include:

               - agreements with manufacturers to develop and manufacture co-branded retail set-top internet terminals that use our Thunder software;

               - agreements with internet service providers and telecommunications companies for the distribution of our co-branded set-top internet terminals to internet users;

               - agreements with internet service providers and telecommunications companies to collect subscription fees from their customers; and

               - arrangements to create traffic and provide content in order to make our internet properties more attractive to advertisers and consumers.

The termination of these business relationships would negatively impact our operations. More specifically:

               - the termination of our agreements with manufacturers of set-top internet terminals would negatively impact the software segment of our operations by restricting sales of set-top internet terminals using our Thunder software, which could reduce the licensing revenues we receive from our Thunder software;

               - the termination of our agreements for the distribution of co-branded set-top internet terminals, which help direct internet users to our internet properties, could result in a decrease of traffic on our internet properties and a reduction in advertising revenues from our internet operations;

               - the termination of our fee collection agreements could result in the decrease of our ability to collect revenue; and

               - the termination of our arrangements with certain content providers could limit our ability to make our internet properties attractive to consumers and advertisers.

        There can be no assurance that MyWeb's existing arrangements will result in sustained business partnerships, successful service offerings, significant traffic on our internet properties or significant revenues for MyWeb. There can be no assurance that these arrangements will continue in the future, nor can there be any assurance that these arrangements would generate significant revenues for MyWeb.

IF WE NEED ADDITIONAL CAPITAL TO FUND OUR OPERATIONS, WE MAY NOT BE ABLE TO OBTAIN SUFFICIENT CAPITAL AND MAY BE FORCED TO LIMIT THE SCOPE OF OUR OPERATIONS.

        We may not have enough capital to fund our future operations without additional capital investments. We cannot assure you that we will be able to obtain capital in the future to meet our needs.

        If we cannot obtain additional funding, we may be required to:

               -    reduce our investments in research and development;

               -    limit our marketing efforts;

               -    decrease the level of customer service and support; and

               -    decrease or eliminate capital expenditures.

Such reductions could materially adversely affect our business and our ability to compete.

        Even if we do find a source of additional capital, we may not be able to negotiate terms and conditions for receiving the additional capital that are acceptable to us. Any future capital investments could dilute or otherwise materially adversely affect the holdings or rights of our existing shareholders.

IF WE ARE UNABLE TO DEVELOP AND MAINTAIN A BRAND IDENTITY FOR OUR PRODUCTS AND SERVICES, WE MAY NOT BE ABLE TO ATTRACT CUSTOMERS AND EXPAND OUR BUSINESS.

        Establishing and maintaining the MyWeb brand is and will continue to be an important aspect of our efforts to:

               - attract and expand our customer base among manufacturers of set-top internet terminals;

               -    increase sales of co-branded set-top internet terminals;

               -    increase traffic on our internet properties; and

               -    develop our advertising relationships.

        Promotion and enhancement of the MyWeb brand will depend on our success in providing high quality products and services. We expect the importance of brand recognition to increase due to the growing number of competitors in both the internet portal and software segments of our business, many of which already have well-established brand names.

        The results of our operations and our financial condition will be materially and adversely affected if:

               -    we fail to promote our brand successfully;

               - we incur excessive expenses in an attempt to promote and maintain our brand;

               - there is a breach or alleged breach of security or privacy involving our products or services;

               - a third party undertakes illegal or harmful actions utilizing our products or services;

               - visitors to our online properties, advertisers or other businesses do not perceive MyWeb's existing services to be of high quality;

               - we introduce new services or enter into new business ventures that are not favorably received;

               -    we are forced to alter or modify our brand image; or

               - we elect or are forced to abandon or modify any of the names or marks that we use in connection with our business.

OUR SOFTWARE PRODUCTS MAY CONTAIN ERRORS AND DEFECTS THAT WILL DAMAGE THE VALUE OF OUR BRAND AND ADVERSELY IMPACT OUR BUSINESS.

        Software products frequently contain errors or defects. Despite extensive product testing:

               - in the past we may have released products that contain errors or defects;

               - there may be errors or defects in the software we currently have in the market place; and

               - there may be errors in any new products or software we produce.

        Any errors or defects in our software products could result in:

               -    a loss of market acceptance;

               -    damage to the value of our brand; and

               -    possible liabilities to our customers.

        Any of these results could have a material adverse effect on our business, operating results or financial condition.

OUR ABILITY TO UTILIZE THE INTERNET AS AN ADVERTISING MEDIUM DEPENDS ON OUR ABILITY TO REACH A CONSUMER BASE THAT IS ATTRACTIVE TO ADVERTISERS.

        Most advertising customers on MyWeb's internet properties have limited experience with the internet as an advertising medium. Our ability to enter into advertising contracts will depend upon:

               -    developing significant traffic in our properties;

               - attracting users of our internet properties and our online services that possess demographic characteristics attractive to advertisers; and

               - developing effective advertising delivery and measurement systems.

        Even if we are able to attract and retain advertisers, our business, advertising revenues and results of operations could be materially and adversely affected in the event that:

               - advertisers determine that banner advertising, which we expect to comprise the majority of our advertising revenues, is not an effective advertising medium;

               - our advertising customers do not accept the internal and third-party measurements of impressions received by advertisements;

               - we are not able to effectively integrate new forms of internetbased advertising into our internet properties; or

               - we are not able to develop, sustain or increase advertising revenues from our internet properties.

        The viability of the internet portal segment of our operations may be negatively impacted if internet users begin using currently available software programs to limit or remove banner advertising from the web pages they view. If filtering software is widely adopted, we would expect to experience a significant decrease in advertising revenues on our internet properties.

WE MAY BE SUBJECT TO LEGAL LIABILITY FOR OUR ONLINE SERVICES.

        We plan to offer a wide variety of services that enable individuals to exchange information, generate content, conduct business and engage in various online activities. The law relating to the liability of providers of these online services for activities of their users is currently unsettled. Claims could be brought against us for:

               -    defamation;

               -    negligence;

               -    copyright or trademark infringement;

               -    tort (including personal injury);

               -    fraud; or

               -    other legal theories.

        Third parties could bring claims against us for a variety of reasons, including, but not limited to, damage arising from:

               - third-party products, services, or content we offer under the MyWeb brand or via distribution on our internet properties;

               - products, services or content we market, broadcast or provide through our internet properties;

               - erroneous information we provide though our internet properties; or

               - unsolicited e-mail, lost or misdirected messages, illegal or fraudulent use of e-mail, or interruptions or delays in e-mail service.

        In the past, these types of claims have been brought against companies with operations similar to ours. Investigating and defending any of these types of claims can be expensive, even if the claims do not result in liability.

OUR E-COMMERCE ACTIVITIES MAY EXPOSE US TO UNCERTAIN LEGAL RISKS AND POTENTIAL LIABILITIES.

        We may enter into agreements with sponsors, content providers, service providers and merchants under which we are entitled to receive a share of revenue from the purchase of goods and services by users of our online properties. These types of arrangements may expose us to potential liabilities relating to those products and services. We do not maintain any liability insurance. As a result, we are exposed to the risk that we could be forced to cover the entire cost of any such claims. If such a claim result in liability, we could suffer a material financial crisis that would require us to liquidate some or all of our assets or cause us to become insolvent. Even to the extent these types of claims do not result in material liability, investigating and defending such claims can be expensive.

WE ARE HIGHLY DEPENDENT ON THE CONTINUED EXPANSION OF THE INTERNET INFRASTRUCTURE AND COMMERCIAL USE OF THE INTERNET.

        The internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. The current internet infrastructure may not be able to support the demands placed on it by this continued growth. Our business, operating results or financial condition will be materially adversely affected if:

               - critical issues concerning the commercial use of the internet are not favorably resolved;

               -    the necessary infrastructure is not developed; or

               - the internet does not become a viable commercial marketplace.

        Several critical issues concerning the commercial use of the internet remain unresolved, including:

               -    security of information transferred via the internet;

               -    reliability of the internet;

               -    cost of using the internet;

               -    ease of use;

               -    accessibility to the internet; and

               -    quality of the services provided via the internet.

        The internet may not continue to develop as a commercial marketplace because of inadequate development of the necessary infrastructure, such as:

               -    a reliable network backbone;

               -    timely development of complementary services and products;
                    and

               - a lack of widespread access to high speed communication lines.

        Use of the internet could also be adversely affected by delays in the development or adoption of new standards and protocols, or an increase in governmental regulation. Such issues may negatively affect the growth of internet use or the attractiveness of commerce and communications on the internet and, therefore impede our ability to grow.

WE ARE EXPOSED TO THE RISKS ASSOCIATED WITH PERIODIC FOREIGN ECONOMIC DOWNTURNS AND FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE AND INTEREST RATES.

        We expect that the international markets will represent most of our business and our revenues for the foreseeable future. Revenues from outside of the United States expose us to currency exchange rate fluctuations and to fluctuating foreign interest rates. Past and future economic downturns in the Asia Pacific region and the devaluation of Asian currencies against the U.S. dollar have affected and in the future could affect our operating results. We do not currently, but may in the future, hedge our receivables denominated in foreign currencies. We cannot predict whether exchange rate fluctuations will have a material adverse effect on our operations and financial results in the future.

BECAUSE WE MAY EARN REVENUES AND INCUR COSTS IN CHINESE RENMINBI AND MALAYSIAN RINGGIT, WE MAY BE ADVERSELY AFFECTED BY CHANGES IN THE RELATIVE VALUE OF THE CHINESE RENMINBI AND MALAYSIAN RINGGIT.

        We currently sell our products and services in Malaysia and anticipate that we will earn a significant portion of our future revenues in the Malaysian Ringgit. In 1998, the Malaysian government adopted policies that prevent the movement of funds from Malaysia. Although the restrictive policies have been relaxed recently, it is possible the Malaysian government will impose new restrictions on the convertibility of the Malaysian Ringgit.

        We sell our products and services in China and anticipate that we will earn revenues and incur costs in the Chinese Renminbi. As a result, we will be subject to the following risks associated with Renminbi:

               - China's currency, the Renminbi, is not a freely convertible currency; and

               - conversion between the Renminbi and foreign currencies is subject to government approval.

        Prior to January 1, 1994, Renminbi earned within China were not freely convertible into foreign currencies except with government permission. The exchange rates were determined at swap centers, where the rates often differed substantially from the official rates quoted by the People's Bank of China. On January 1, 1994, the People's Bank of China introduced a managed floating exchange rate system based on the market supply and demand and proposed to establish a unified foreign exchange inter-bank market among designated banks. In place of the official rate and the swap center rate, the People's Bank of China publishes a daily exchange rate for Renminbi based on the previous day's dealings in the inter-bank market. It is expected that swap centers will be phased out. However, the unification of exchange rates does not imply full convertibility of Renminbi into United States Dollars or other foreign currencies. Payment for imported materials and remittance of earnings outside of China are subject to the availability of foreign currency which is dependent on official exchange rates set by the Chinese government. Approval for exchange at the exchange center is granted to enterprises in China for valid reasons such as the purchase of imported goods and the remittance of earnings. While conversion of Renminbi into dollars or other foreign currencies can generally be effected at the exchange center, there is no guarantee that it can be effected at all times. There is still uncertainty as to how foreign enterprises will be treated under this new system or whether the system will be changed again in the future. In the event of shortages of foreign currency, MyWeb may be unable to convert sufficient Renminbi into foreign currency to enable it to comply with foreign currency payment obligations it may have.

WE WILL CONTINUE TO EXPAND OUR BUSINESS INTO INTERNATIONAL MARKETS AND THIS WILL EXPOSE US TO THE RISKS ASSOCIATED WITH DOING BUSINESS IN EMERGING MARKETS, SUCH AS THE RISK OF POLITICAL, CIVIL, AND ECONOMIC INSTABILITY.

        A key part of our business plan is to develop MyWeb-branded online properties in international markets. We have developed and currently operate versions of MyWeb Online Service targeted to internet users in Malaysia, Hong Kong, Singapore and China. To date, we have only limited experience in developing, marketing and operating our products and services internationally. International markets we have selected may not develop at a rate that supports our level of investment. It is possible that international markets may not adopt television set-top internet terminals as an accepted device and may be slower in adopting of the internet as an advertising and commerce medium than we anticipate.

        In addition, there are certain risks inherent in doing business on an international level, including:

               -    unexpected changes in regulatory requirements;

               -    trade barriers;

               - difficulties in staffing and managing foreign operations because of language and cultural differences;

               -    longer payment cycles;

               -    currency exchange rate fluctuations;

               -    problems in collecting accounts receivable;

               -    political and economic instability;

               -    import and export restrictions;

               -    seasonal fluctuations in business activity; and

               -    adverse tax consequences.

        These risks are dynamic and difficult to quantify. Many Asian governments have liberalized their policies on international trade, foreign ownership and development, investment, and currency repatriation. While this has increased both international trade and investment in Asia, such policies might change unexpectedly.

WE ARE SUBJECT TO UNITED STATES AND FOREIGN GOVERNMENT REGULATION OF THE INTERNET, THE IMPACT OF WHICH IS DIFFICULT TO PREDICT.

        There are a number of existing laws and regulations that directly impact our operations. These existing laws and regulations, and any new laws or regulations, could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and could dampen the growth of the internet. Although there are laws and regulations directly applicable to the internet, the application of existing laws and regulations to MyWeb's internet operations is unclear on issues such as:

               -    user privacy;

               -    defamation;

               -    pricing;

               -    advertising;

               -    taxation;

               -    gambling;

               -    sweepstakes;

               -    promotions;

               -    content regulation;

               -    quality of products and services; and

               -    intellectual property ownership and infringement.

        Because many areas with high internet use have begun to experience interruptions in phone service, local telephone carriers have petitioned the Federal Communications Commission to regulate internet service providers and online service providers and to impose access fees. In addition, a number of proposals have been made at the federal, state and local level that would impose additional taxes on the sale of goods and services over the internet. If any such proposals are adopted, it could substantially impair the growth of the internet and could adversely affect our business.

        Several recently passed federal laws could have an impact on our business, including:

               - The Digital Millennium Copyright Act, which is intended to reduce the liability of online service providers for listing or linking to third-party internet sites that include materials that infringe copyrights or other rights of others;

               - The Children's Online Protection Act, which is intended to restrict the distribution of certain materials deemed harmful to children;

               - The Children's Online Privacy Protection Act, which is intended to restrict the ability of online services to collect user information from minors; and

               - The Protection of Children From Sexual Predators Act of 1998, which requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances.

        We cannot currently predict the effect, if any, that it will have on our business. Such legislation may impose significant additional costs on our business or subject us to additional potential liabilities.

        Due to the global nature of the internet, it is possible that the governments of other states and foreign countries might attempt to regulate its transmissions or prosecute us for violations of their laws. Several nations, including Germany, have taken actions to restrict the free flow of material deemed to be objectionable on the internet, and the European Union has recently adopted privacy and copyright directives. We might unintentionally violate such laws. Such laws may be modified, or new laws enacted, in the future. Any such developments could have a material adverse effect on our business, results of operations or financial condition.

OUR OPERATIONS IN CHINA ARE SUBJECT TO CHANGES IN GOVERNMENTAL AND ECONOMIC POLICIES.

        Our operations in China are subject to the rules and restrictions imposed by China's legal and economic system as well as general economic and political conditions in China.

        In the past, China has had a centralized economy with rigid economic controls imposed by the Chinese government. More recently, China has begun to pursue economic reform policies, which have improved business conditions in China for foreign companies. There can be no assurance that the Chinese government will continue to pursue such policies, or that such policies will be successful. In addition, China does not have a well-developed body of laws governing foreign enterprises, such as the permissible percentage of foreign investment and permissible rates of equity returns. Official Chinese statements regarding these evolving policies have been conflicting and are subject to broad interpretation and modification.

        As a result, our operations may be adversely affected by one or more of the following:

               - new laws or regulations, or different interpretation of existing laws and regulations;

               -    preemption of provincial or local laws by national laws;

               - our ability to timely obtain the necessary administrative approvals;

               - our ability to comply with applicable administrative requirements;

               -    content restrictions on our internet properties;

               -    confiscatory taxation;

               -    restrictions on imports;

               -    currency devaluations;

               - expropriation or nationalization of our operations, which could result in the total loss of ownership and control of any assets or operations that we develop in China; and

               - adoption of measures intended to reduce inflation, such as price controls.

WE ARE SUBJECT TO REGULATION BY THE CHINESE MINISTRY OF POSTS AND
TELECOMMUNICATIONS AND OTHER GOVERNMENT AGENCIES.

        The Ministry of Posts and Telecommunications regulates the telecommunications industry in China. The Ministry of Posts and Telecommunications directly or indirectly regulates:

               -    entry into the telecommunications industry;

               -    scope of permissible business;

               -    interconnection and transmission line arrangements;

               -    technology and equipment standards; and

               -    other aspects of the Chinese telecommunications industry.

        This regulation may limit our ability to respond to certain development opportunities in China. In addition, changes in existing regulations or policies or adoption of new regulations or policies could have an adverse effect on our operations in China.

        In addition, governmental agencies in China may:

               - require us to obtain licenses in order to commence our business;

               -    revoke or suspend any licenses we may have;

               - regulate the rates that we will be permitted to charge for telecommunications services; or

               -    impose or change the tariffs or fees on our operations.

        Any of these actions could have an adverse effect on our operations in China.

WE MUST ATTRACT AND RETAIN QUALIFIED EMPLOYEES TO SUCCEED IN OUR BUSINESS PLAN.

        Current economic conditions make it difficult to attract, compensate and retain qualified employees. We expect to hire additional personnel in all segments of our business and in all of the markets in which we conduct business. Our success will depend on getting the right people involved in the continued growth and development of MyWeb. Our business could be materially adversely affected if we are not able to attract new, qualified employees, or retain and motivate our existing employees.

WE DEPEND ON OUR KEY PERSONNEL.

        Certain MyWeb employees are particularly valuable to us because:

               - they have specialized knowledge about MyWeb and its operations;

               - they have specialized skills that are important to our operations;

               -    they are integral to the management of our operations; or

               -    they would be particularly difficult to replace.

        We depend on the continued service of these "key personnel." The loss of any of these employees could dramatically affect our productivity until we find and train a replacement.

        We do not maintain key person life insurance for any of our personnel. As a result, we are exposed to the costs associated with the death of one or more of our key employees.
These risks include:

               -    costs of finding and training a replacement;

               -    loss of institutional memory; and

               -    reduction in our productivity.

WE DEPEND ON SHORT-TERM ADVERTISING CONTRACTS FOR A PORTION OF OUR REVENUE.

        We anticipate that a substantial portion of our revenue will come from the sale of advertisements on our online properties. It is possible that the majority of our advertising contracts will be short-term contracts. Revenues from short-term contracts are difficult to predict accurately. The cancellation or non-renewal of short-term contracts could have a material adverse effect on our performance. In addition, our advertising revenue may be subject to seasonal fluctuations. Historically, advertisers spend less in the first and third calendar quarters and user traffic on the internet properties has historically been lower during the summer and during year-end vacation and holiday periods.

WE COMPETE WITH BOTH ONLINE AND TRADITIONAL MEDIA FOR ADVERTISING CONTRACTS.

        MyWeb not only competes with other online services for available advertising revenue, but also with traditional offline media such as:

               -    television;

               -    radio;

               -    billboards;

               -    magazines; and

               -    newspapers.

        We believe that the number of companies selling web-based advertising and the available inventory of advertising space has recently increased substantially. There is no guarantee that demand will keep up with this apparent increase in supply. In addition, there is no guarantee that companies will embrace web-based advertising as a superior or viable alternative to the traditional media listed above.

        We may face increased pricing pressure for the sale of advertisements, which could reduce our advertising revenues. In addition, our sales may be adversely affected to the extent that our competitors offer superior advertising services that better target users or provide better reporting of advertising results.

WE CANNOT GUARANTEE DEMAND OR MARKET ACCEPTANCE FOR OUR PRODUCTS AND SERVICES.

        Our business, operating results, or financial condition could be materially and adversely affected if:

               - the market for our products and services develops more slowly than expected; or

               -    our products and services do not receive market acceptance.

        This is a possibility because:

               - the markets for our products and services are still very new;

               -    these markets are rapidly changing; and

               -    there is ever increasing competition within these markets.

        As a result, the ultimate demand and market acceptance for our products and services are subject to a high level of uncertainty and risk.

CRITICAL MARKETS MAY NOT RETAIN THE CHARACTERISTICS WE NEED TO SUCCEED IN OUR BUSINESS PLAN.

        Our business plan depends in part on identifying and developing markets for our set-top boxes that have the following characteristics:

               -    a high percentage of television usage;

               -    a high level of consumer demand for the internet;

               -    a low percentage of personal computer use;

               -    a low level of personal computer literacy;

               -    a high cost for personal computers; and

               -    a pre-existing cable and telecommunications infrastructure.

We plan on taking advantage of these characteristics and the current price differential between personal computers and set-top internet terminals to provide a low-cost means of internet access to meet consumer demand.

        Currently, we believe that these conditions exist or will soon exist in:

               -    China;

               -    Malaysia;

               -    Singapore;

               -    Hong Kong;

               -    India; and

               -    other developing countries.

        We cannot guarantee that these conditions or our current price advantage will remain constant in all or any of these markets. Any of the following changes could have a material adverse effect on our ability to gain market share or establish our company in these emerging markets:

               -    a decrease in the price of personal computers;

               - problems with providing internet content over existing infrastructures;

               - the introduction of new technologies that may erode or reduce our current price advantage;

               - a change in consumer demand for the internet in these emerging markets; or

               - wide acceptance of the personal computer as the preferred medium for providing internet access.

WE FACE INTENSE COMPETITION IN THE MARKET FOR INTERNET PRODUCTS AND SERVICES AND SOME OF OUR COMPETITORS MAY BE MORE SUCCESSFUL IN ATTRACTING AND RETAINING CUSTOMERS.

        The market for internet products and services is highly competitive and we expect that competition will continue to intensify. We compete with software companies that provide software and technology to manufacturers of television set-top internet terminals and with other internet companies that provide services and content directly to consumers. Many of these companies are intensely competitive. As a result, we will face intense competition from larger and more established internet service providers and software manufacturers throughout the world.

        Our MyWeb Online Service may compete directly against established companies who offer internet portal services in English or Chinese. Our competitors in the internet portal segment of our operations include:

               -    Yahoo!'s China.Com (Chinese);

               -    Sina.Com (Chinese);

               -    Neteast (Chinese);

               -    Sohoo.net (Chinese);

               -    Shanghai Online (Chinese);

               -    ChinaByte (Chinese);

               -    Hong Kong Telecom's Navigator (Chinese);

               -    Infoseek (English);

               -    Lycos (English);

               -    Yahoo! (English);

               -    Microsoft Network (English);

               -    Alta Vista (English);

               -    Inktomi's HotBot (English);

               -    Netscape's Netcenter (English); and

               -    Excite (English).

        In addition, we anticipate that internet service providers and other software and internet companies will compete with us.

        Our Thunder and ThunderServe software applications compete with software applications developed by other companies, such as:

               -    Microsoft Windows CE; and

               -    NUWA by China's Science and Research Institute.

        Both the portal and software segments of our business depend on our ability to promote the use of television set-top internet terminals that utilize our software products. There are a number of products and services that compete with television set-top internet terminals in the consumer market. These include:

               -    traditional computer-based connections to the internet;

               -    Microsoft's WebTV and Project Venus; and

               -    Pacific Century's Pacific Convergence.

        In addition, as we expand the scope of our internet offerings, we will compete directly with a greater number of internet sites, media companies, and companies providing business services across a wide range of different online services. In the near future, our competition may not be limited to the existing internet and software companies listed above, but may grow to include both internet and traditional retail and services companies.

        Our internet properties compete for traffic principally on the basis of ease of use and functionality. We compete for advertising revenues with other internet properties and advertising outlets on the basis of cost and results. We compete with other software companies on the basis of cost, functionality, support, and reliability. Due to the inherently competitive nature of the above mentioned industries, we may face increased pressure from our competitors, which could reduce our revenues. In addition, our revenue may be adversely affected to the extent that our competitors offer superior products or services.

THE STRENGTH OF OUR COMPETITION MAY INCREASE DUE TO MARKET CONSOLIDATION.

        In the recent past, there have been a number of significant acquisitions and strategic plans announced among and between certain of our competitors, including Microsoft's acquisition of WebTV. These mergers and strategic plans may have the effect of creating competitors who have:

               -    significantly greater financial resources;

               -    greater marketing power and presence; and

               - greater technical and research and development capability than MyWeb.

        The effect on us of these completed and pending acquisitions and strategic plans cannot be predicted with certainty, but our competitors are aligned or may align with companies that are significantly larger or better established than MyWeb.

OUR OPERATIONS ARE SUBJECT TO INTERRUPTION DUE TO NATURAL DISASTERS OR OTHER CATASTROPHIC EVENTS.

        Much of the infrastructure upon which our success will be based consists of:

               - the television, cable and telephone systems of developing countries;

               -    electric and power utilities of developing countries; and

               -    the infrastructure of the internet.

        As a result, our operations could be significantly interrupted due to natural disasters or other catastrophic events such as:

               -    fire;

               -    floods;

               -    earthquakes;

               -    loss of electrical power;

               -    general telecommunications failures; or

               -    other similar events or disasters.

        We do not carry any business interruption insurance to compensate us for losses that may occur as a result of any of these events. Such events could have a material adverse effect on our business, operating results or financial condition.

OUR INTELLECTUAL PROPERTY RIGHTS MAY BE DIFFICULT TO PROTECT.

        We regard the following intellectual property rights as critical to our success:

               -    trade dress;

               -    trade secrets; and

               -    similar intellectual property rights.

        Currently, we rely upon the following to protect our proprietary rights:

               -    trade secret protection; and

               - confidentiality or license agreements with our employees, customers, partners and others.

        We have not registered any of our trademarks in the United States or abroad. We may in the future seek to protect our intellectual property under applicable copyright and trademark laws in the countries in which we conduct business. There can be no guarantee that such protections will be available in the event we attempt to seek such protections.

        We have entered into agreements with our business partners, licensees and others which provide for certain protections of our intellectual property. Unfortunately, we cannot guarantee that the steps we have taken to protect our proprietary rights will be adequate because:

               - effective trademark, copyright, and trade secret protection may not be available in every country in which our products and internet properties are distributed or made available through the internet;

               - while we try to ensure that our licensees maintain the quality of our brand, our licensees may take actions that could materially and adversely affect the value of our proprietary rights or the reputation of our products and internet properties; and

               - protection of the distinctive elements of MyWeb may not be available under copyright law.

        Any failure to adequately protect MyWeb's intellectual property rights for these or other reasons could have a material adverse effect on our business.

WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS WHICH ARE COSTLY TO DEFEND AND COULD LIMIT OUR ABILITY TO USE CERTAIN TECHNOLOGIES IN THE FUTURE.

        Many parties are actively developing search, information, indexing, e-commerce and other web-related technologies. We believe that these parties will continue to take steps to protect these technologies, including seeking patent protection. As a result, we believe that disputes regarding the ownership of these technologies are likely to arise in the future. For example, we are aware that a number of patents have been issued in the areas of:

               -    electronic commerce;

               -    online auctions;

               -    internet-based information indexing and retrieval;

               -    online direct marketing; and

               -    common web graphics formats.

        We anticipate that additional third-party patents will be issued in the future. In addition to patent claims, third parties may assert claims against us alleging infringement of:

               -    copyrights;

               -    trademark rights;

               -    trade secret rights;

               -    other proprietary rights; or

               -    unfair competition.

        In the event that we determine that licensing patents or other proprietary rights is appropriate, we cannot guarantee that we will be able to license such proprietary rights on reasonable terms or at all. We may incur substantial expenses in defending against third-party infringement claims regardless of the merit of such claims. In the event that there is a determination that we have infringed third-party proprietary rights, we could incur substantial monetary liability and be prevented from using the rights in the future.

OUR PROPRIETARY INFORMATION IS NOT PATENTED AND MAY NOT BE PATENTABLE.

        Our proprietary information and technology is not patented and may not be patentable. We believe that the success of our business depends in part on our proprietary technology, information, processes and know-how. We generally try to protect our intellectual property rights based on trade secrets and patents as part of our ongoing research, development, and manufacturing activities. However, we cannot assure you that:

               - we have adequately protected or will be able to adequately protect our technology;

               - our competitors will not be able to utilize our existing technology or develop similar technology independently;

               - the claims allowed on any patents held by us will be broad enough to protect our technology; or

               - foreign intellectual property laws will adequately protect our intellectual property rights.

THE YEAR 2000 PROBLEM COULD CAUSE MYWEB'S SOFTWARE PRODUCTS AND THOSE OF OUR SUPPLIERS TO MALFUNCTION.

        Many computer systems and software products are coded to accept only two-digit entries in the date code field and cannot distinguish twenty first century dates from twentieth century dates. To function properly, these date code fields must distinguish twenty first century dates from twentieth century dates and, as a result, the software and computer systems of many companies may need to be upgraded or replaced in order to comply with such Year 2000 requirements.

        MyWeb is dependent on the operation of numerous systems that may be adversely affected by the Year 2000 problem, including:

               -    our internal systems;

               - equipment, software and content supplied to us by third-party vendors, including providers of web-hosting services on which we are currently dependent and which may not be Year 2000 compliant; and

               - the hardware and software used by individuals to connect to the internet.

        We are also subject to external forces that might generally affect industry and commerce, such as:

               -    telecommunications failures;

               - utility or transportation company Year 2000 compliance failures;

               -    related service interruptions; and

               - the economic impact that such failures have on our customers and advertisers.

        Our business depends on the successful operation of the internet following the year 2000. If the internet is inaccessible for an extensive period of time, or if customers and users are unable to access our internet properties, our business and revenues could be materially adversely affected.

WE HAVE A LIMITED NUMBER OF PRINCIPAL CUSTOMERS, AND ACCORDINGLY A LOSS OF ONE OR SEVERAL OF THOSE CUSTOMERS WOULD HURT OUR BUSINESS.

        We have entered into business relationships with a number of manufacturers of television set-top internet terminals, including:

               -    Philips Consumer Electronics B.V.;

               -    Xihu Electronics Group Ltd, SOYEA Ltd;

               -    Lang Chao Computer Co; and

               -    Sun Microsystems, Inc.

        We have entered into business relationships with a number of internet service providers, including:

               -    NetChina;

               -    Beijing Telecom Communication Ltd;

               -    HKNet Co Ltd ;

               -    Masslink.

        We anticipate that we will receive a significant portion of our revenues from a limited number of principal customers. Our operating results could materially suffer if we experience a significant reduction in, or loss of, revenue from one or more of our principal customers.

OUR STOCK PRICE HAS BEEN, AND MAY CONTINUE TO BE, VOLATILE.

        The trading price of our common stock has been very volatile in the recent past. Our common stock is currently traded on the OTC Bulletin Board. The OTC Bulletin Board generally does not provide the liquidity that national securities exchanges and the Nasdaq National Market and Nasdaq SmallCap market do, with the result that the prices of shares traded on the OTC Bulletin Board can be very volatile. In addition, the market prices of the shares of technology companies, particularly internet-related companies, tend to be highly volatile. As a result of this volatility, holders of shares may not be able to sell their shares in a short period of time or at prices which are favorable to them.

THE LIQUIDITY OF OUR COMMON STOCK WOULD BE RESTRICTED IF OUR COMMON STOCK FALLS WITHIN THE DEFINITION OF A PENNY STOCK.

        Under the rules of the SEC, if the price of our common stock on the OTC Bulletin Board is below $5 per share, our common stock will come within the definition of a "penny stock." As a result, it is possible that our common stock may become subject to the "penny stock" rules and regulations.

        Broker-dealers who sell penny stock to certain types of investors are required to comply with the SEC's regulations concerning the transfer of penny stock. These regulations require broker-dealers to:

               - make a suitability determination prior to selling penny stock to the purchaser;

               -    receive the purchaser's written consent to the transaction;
                    and

               -    provide certain written disclosures to the purchaser.

        These requirements may restrict the ability of broker-dealers to sell our common stock and may effect your ability to resell our common stock.

THE SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK THAT ARE ELIGIBLE FOR FUTURE SALE IN THE PUBLIC MARKET COULD ADVERSELY AFFECT PREVAILING MARKET PRICES OF OUR COMMON STOCK OR LIMIT OUR ABILITY TO RAISE ADDITIONAL CAPITAL.

        Future sales of substantial amounts of common stock in the public market, or the perception that these sales might occur, could adversely affect the prevailing market price of our common stock or limit our ability to raise additional capital. We currently have 10,671,628 shares of our common stock issued and outstanding. Prior to the date of this prospectus only 1,171,913 shares of our issued and outstanding shares of common stock were freely transferable without restriction or further registration under the Securities Act of 1933, as amended. The remaining 9,499,715 shares of our issued and outstanding common stock are subject to certain transfer restrictions. Assuming that all of the shares included in this prospectus are sold, there will be an aggregate of 2,382,663 shares of our issued and outstanding common stock that are freely tradable in the public market, a 103% increase. The remaining 8,288,965 shares that are outstanding will remain subject to transfer restrictions.

        The 8,288,965 shares that remain subject to the transfer restrictions may in the future be sold without registration under the Securities Act of 1933, as amended, to the extent permitted by Rule 144 or any applicable exemption under the Securities Act. In general, under Rule 144 of the Securities Act a person who has beneficially owned restricted securities for at least one year is entitled to sell within any three month period a number of shares of common stock that does not exceed the greater of:

               -    1% of the then outstanding shares of our common stock, and

               - the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

        Sales under Rule 144 are subject to restrictions relating to manner of sale, notice and the availability of current public information about My Web. A person who has beneficially owned shares for at least two years and who has not been an affiliate of My Web at any time during the 90 days preceding a sale would be entitled to sell such shares without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144.

        The vast majority of the 8,288,965 shares of our common stock that will remain subject to the transfer restrictions were issued in February 1999 in our reverse merger with TecnoChannel Technologies. The holders of those shares could sell in excess of 100,000 shares during each three month period between February 2000 and February 2001. As a result, a total of more than 400,000 additional shares could become freely tradable by February 2001. In addition, we have reserved one million shares for issuance upon the exercise of options granted under our 1999 Incentive Program and one million shares for issuance upon exercise of options granted under our 1999 Non-Qualified Stock Option Plan. Upon exercise of any of the stock options that we grant pursuant to these plans, the shares we issue to the option holders will be freely transferable without restriction or further registration under the Securities Act.

        Based on the shares transferrable under Rule 144 and the shares issuable upon the exercise of options that have been granted or that may be granted under our 1999 Incentive Program and our 1999 Non-qualified Stock Option Plan, there could be in excess of 2,400,000 additional shares of our common stock that become freely tradeable by February 2001.

        No precise prediction can be made of the effect, if any, that market sales of shares or the future availability of shares for sale will have on the market price of our common stock from time to time. Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices and limit our ability to raise additional capital.

                                 USE OF PROCEEDS

        We will not receive any proceeds from the sale of the common stock offered pursuant to this prospectus from the selling shareholders.

                        PRICE RANGE FOR OUR COMMON STOCK

        Our common stock was included for quotation on the OTC Bulletin Board under the symbol "ASMC" during fiscal 1997 and 1998. During fiscal 1997 and 1998, there was essentially no trading in the common stock. From February 23, 1999 until March 23, 1999, our common stock traded on the OTC Bulletin Board under the symbol "ASMC(D)."

        Our common stock now trades the OTC Bulletin Board under the symbol "MYWB." The following table sets forth the high and low closing bid prices for common stock transactions on the OTC Bulletin Board for the periods indicated. The quotations shown reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

             QUARTER          HIGH BID PRICE          LOW BID PRICE
1997         1Q (1/1 - 3/31)       $ 2.00             $  0.05
             2Q (4/1 - 6/30)         2.00                0.06
             3Q (7/1 - 9/30)         2.00                0.06
             4Q (10/1 - 12/31)       2.00                0.03
1998         1Q (1/1 - 3/31)         2.00                0.03
             2Q (4/1 - 6/30)         2.00                0.03
             3Q (7/1 - 9/30)         0.00                0.06
             4Q (10/1 - 12/31)       0.06                0.06
1999         1Q (1/1 - 3/31)        27.25                0.06
             2Q (4/1 - 6/30)        23.00                8.25
             3Q (7/1 - 9/30)        14.50                8.25
             4Q (through 10/26)     19.81               10.78

        As of October 19, 1999, there were 152 holders of record of our common stock.

                               OUR DIVIDEND POLICY

        We did not declare any cash dividends on our common stock during the most recent two fiscal years. It is our present policy not to pay cash dividends on our common stock. We expect to retain earnings, if any, to fund our growth and expansion. Any payment of cash dividends on the common stock in the future will be dependent upon our financial condition, results of operations, current and anticipated cash requirements and plans for expansion, as well as other factors that our Board of Directors deems relevant.

                                 CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 1999. The data presented in this table has been derived from financial information appearing elsewhere in this prospectus.

                                                                   JUNE 30, 1999

Shareholders' Equity:
        Common stock, par value $.01; 100,000,000 shares
         authorized; 10,679,319 shares issued; 10,671,606 shares    $   106,717
         outstanding
        Additional paid-in capital                                    5,558,247
        Retained earnings (deficit)                                  (1,043,576)
        Currency translation adjustment                                     (56)
                                                                    -----------
                                                                      4,621,332
               Less: Treasury stock, at cost                            733,721
                                                                    -----------
Total Shareholders' Equity                                          $ 3,887,611
                                                                    ===========

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        The following statements are or may constitute forward-looking statements:

               - statements in this prospectus setting forth possible or assumed future results of our operations, including but not limited to, any statements concerning:

                    - the implementation of our business plan, including the features we intend to include in products under development;

                    - our expectations regarding our revenues or profitability in the future;

                    - our liquidity and capital expenditures in the future, as well as our ability to raise funds to expand our operations;

                    - the status, effectiveness, and projected completion of our Year 2000 efforts;

               - any statements preceded by, followed by or that include the words "believes," "expects," "predicts," "anticipates," "intends," "estimates," "should," "may" or similar expressions; and

               - other statements contained in this prospectus regarding matters that are not historical facts.

        Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

               -    demand for our products and services;

               -    demand for internet access generally;

               - changes in the pricing environment for our products and services;

               - general economic conditions in the Asia Pacific region and China;

               -    changes in financial market conditions;

               -    our competitors' actions;

               -    the status and effectiveness of our Year 2000 efforts;

               -    changes in interest and exchange rates; and

               -    the factors discussed above under the heading "Risk
                    Factors."

        You should not place undue reliance on such statements, which speak only as of the date on which they are made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after the date of this prospectus to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The following selected consolidated financial data and pro forma financial data should be read in conjunction with Management's Discussion and Analysis, the consolidated financial statements, related notes and other information included elsewhere in this prospectus. The consolidated pro forma data set forth below for the year ended December 31, 1998 and 1997 are derived from the financial statements of MyWeb and TecnoChannel Technologies, which financial statements have been audited by Wlosek & Braverman, L.L.C., independent certified public accountants, and Arthur Andersen, independent certified public accountants, respectively, and give effect to the acquisition of TecnoChannel Technologies as if it had occurred on TecnoChannel Technologies' date of inception (April 5, 1997). The consolidated financial data set forth below for the six month periods ended June 30, 1999 (historical) and June 30, 1998 (pro forma) are derived from the unaudited consolidated financial statements of the company that include, in the opinion of management, all adjustments, consisting only of normal recurring accruals, that the company considers necessary for a fair presentation of its results of operations for such periods and balance sheet data as of the end of such periods. The results of operations for the six month periods ended June 30, 1999 and 1998 are not necessarily indicative of the results to be expected for the entire year or for future periods.

                                              YEAR ENDED DECEMBER 31,   SIX MONTHS ENDED JUNE 30,
                                                 1998         1997          1999         1998
                                                 ----         ----          ----         ----
                                             (PRO FORMA)   (PRO FORMA)  (HISTORICAL)  (PRO FORMA)

CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues                                    $1,310,843      $102,367   $ 2,926,335     $254,996
Cost of sales                                  108,883             -       950,823       57,173
Gross profit (loss)                          1,201,960       102,367     1,975,512      197,823
Selling and product development                536,950             -     2,522,991      113,955
General and administrative expenses            325,056       354,700       619,271       86,180
Total operating expenses                       862,006       354,700     3,142,262      200,135
Net income (loss)                              339,954      (252,333)   (1,166,750)      (2,312)
Net income (loss) per share                        .04          (.03)         (.12)        (.00)
Weighted average common shares and
  common equivalent shares outstanding       8,555,356     8,555,356     9,730,773    8,555,356

                                                           DECEMBER 31, 1998     JUNE 30, 1999
                                                           -----------------     -------------
                                                              (PRO FORMA)        (HISTORICAL)
CONSOLIDATED BALANCE SHEET DATA:
Working capital                                                  $306,074          $3,699,363
Cash                                                               11,118           3,815,517
Accounts receivable, net                                        1,100,492             430,541
Inventories                                                             -              43,338
Total current assets                                            1,117,786           4,648,559
Total assets                                                    1,171,727           4,836,807
Accounts payable                                                  774,441             874,034
Due to related parties                                             37,271              75,162
Total current liabilities                                         811,712             949,196
Total liabilities                                                 811,712             949,196
Total stockholders' equity                                        360,015           3,887,611

                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION


        MyWeb's unaudited pro forma consolidated balance sheet as of December 31, 1998 and its unaudited pro forma consolidated statements of operations and cash flows for the years ended December 31, 1998 and 1997 and the six months ended June 30, 1999 give effect to the acquisition of TecnoChannel Technologies as if it had occurred on TecnoChannel Technologies' date of inception (April 5, 1997). The pro forma information is not necessarily indicative of the results which would have occurred if MyWeb had acquired TecnoChannel Technologies on April 5, 1997, nor is it indicative of MyWeb's future performance.

                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

                                                               JUNE 30,     DECEMBER 31,
                                                                 1999           1998
                                                                 ----           ----
                                                             (HISTORICAL)   (PRO FORMA)
ASSETS:
Current Assets:
    Cash and cash equivalents                                $ 3,815,517    $    11,118
    Accounts receivable, net                                     430,541      1,100,492
    Inventories                                                   43,338             --
    Prepaid expenses and other current assets                    359,163          6,176
                                                             -----------    -----------

        Total Current Assets                                   4,648,559      1,117,786
                                                             -----------    -----------

Property and equipment, net                                      188,248         53,941
                                                             -----------    -----------

                                                             $ 4,836,807    $ 1,171,727
                                                             ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY:

Current Liabilities:
    Accounts payable, trade                                  $   585,905    $   419,154
    Other accounts payable                                       288,129        355,287
    Due to directors                                              75,162         37,271
                                                             -----------    -----------
        Total Current Liabilities                                949,196        811,712
                                                             -----------    -----------

Shareholders' Equity:
    Common stock, par value $.01; authorized
        100,000,000 shares; issued, 10,679,319 shares
        in 1999 and 8,563,069 shares in 1998; outstanding,
        10,671,606 shares in 1999 and 8,555,356 in 1998          106,717         85,554

    Additional paid-in capital                                 5,558,247        885,009
    Retained earnings (deficit)                               (1,043,576)       123,173
    Currency translation adjustment                                  (56)            --
                                                             -----------    -----------
                                                               4,621,332      1,093,736
    Less: Treasury stock, at cost                                733,721        733,721
                                                             -----------    -----------
        Total Shareholders' Equity                             3,887,611        360,015
                                                             -----------    -----------
                                                             $ 4,836,807    $ 1,171,727
                                                             ===========    ===========

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                   (UNAUDITED)


                                FOR THE SIX MONTHS ENDED        FOR THE YEARS ENDED
                                JUNE 30,        JUNE 30,     DECEMBER 31,  DECEMBER 31,
                                  1999            1998           1998          1997
                                  ----            ----           ----          ----
                              (HISTORICAL)    (PRO FORMA)    (PRO FORMA)   (PRO FORMA)*
Revenues:

    Net sales and licensing   $ 2,884,634    $   254,996    $ 1,310,843   $   102,367
    Interest                       40,423             --             --            --
    Other                           1,278             --             --            --
                              -----------    -----------    -----------   -----------
        Total Revenues          2,926,335        254,996      1,310,843       102,367
                              -----------    -----------    -----------   -----------

Costs and Expenses:

    Cost of sales                 950,823         57,173        108,883            --
    Sales and marketing         2,467,256         86,250        223,818        37,414
    Product development            55,735         27,705        313,132       203,574
    General administration        619,271         86,180        325,056       113,712
                              -----------    -----------    -----------   -----------
        Total Costs and
           Expenses             4,093,085        257,308        970,889       354,700
                              -----------    -----------    -----------   -----------
Net Income (Loss)             $(1,166,750)   $    (2,312)   $   339,954   $  (252,333)
                              -----------    -----------    -----------   -----------
Income (Loss) per share       $      (.12)   $      (.00)   $       .04   $      (.03)
                              ===========    ===========    ===========   ===========
Average number of common
shares outstanding (post
split)                          9,730,773      8,555,355      8,555,355     8,555,356
                              ===========    ===========    ===========   ===========

--------------
* The operation in 1997, consisting solely of Tecnochannel Technologies Sdn Bhd (a Malaysian corporation), commenced on April 5, 1997, the inception date of TecnoChannel Technologies.

                                          CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                       (UNAUDITED)

                                                FOR THE SIX MONTHS ENDED              FOR THE YEARS ENDED
                                               JUNE 30,          JUNE 30,         DECEMBER 31,      DECEMBER 31,
                                                 1999              1998              1998              1997
                                                 ----              ----              ----              ----
                                             (HISTORICAL)       (PRO FORMA)       (PRO FORMA)       (PRO FORMA)*
Cash Flows from Operating Activities:
   Net income (loss)                         $(1,166,750)      $    (2,312)      $   339,954       $  (252,332)
Adjustments:
      Depreciation                                 8,684             5,967            11,934             8,677
      Currency exchange - unrealized               1,450                --            12,977
      Common stock issuance for consulting         4,400                --
         services
      Disposition of equipment                     3,251                --
      Shareholder debt forgiveness                    --                --           (14,448)
Working Capital Adjustments:
      (Increase) Decrease in inventories         (43,338)               --

      (Increase) Decrease in accounts            670,258           (90,503)       (1,013,468)         (106,176)
         receivable, trade
      (Increase) Decrease in prepaids and       (352,702)               --
         other
      Increase in accounts payable               112,954            61,219           562,112           212,330
                                             -----------       -----------       -----------       -----------
   Cash Flows from Operating Activities         (761,793)          (25,629)         (100,939)         (137,501)
                                             -----------       -----------       -----------       -----------
Cash Flows from Investing Activities:
   Acquisition of property and equipment        (146,232)          (19,444)          (19,972)          (54,583)
                                             -----------       -----------       -----------       -----------
Cash Flows from Financing Activities:             50,000
   Proceeds on issuance of common stock        4,690,000           210,526           210,526            26,316
   Repayments on due to directors                 22,424          (157,835)         (134,153)          171,424
                                             -----------       -----------       -----------       -----------
   Cash Flows from Financing Activities        4,712,424            52,691            76,373           247,740
                                             -----------       -----------       -----------       -----------
Increase in cash and cash equivalents          3,804,399             7,618           (44,538)           55,656

Cash balance, beginning                           11,118            55,656            55,656                --
                                             -----------       -----------       -----------       -----------
Cash balance, end                            $ 3,815,517       $    63,274       $    11,118       $    55,656
                                             ===========       ===========       ===========       ===========
Supplementary Data:

Interest income received in operations       $    40,423       $        --       $        --       $        --
                                             ===========       ===========       ===========       ===========

--------------
* The operation in 1997, consisting solely of TecnoChannel Technologies Sdn Bhd (a Malaysian corporation), commenced on April 5, 1997, the inception date of TecnoChannel Technologies.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

        The following discussion should be read in conjunction with our financial statements and the notes thereto which appear elsewhere in this prospectus.

OVERVIEW

        We were essentially inactive in 1997 and 1998. In February 1999 we acquired all of the capital stock of TecnoChannel Technologies. Our current business plan is to devote all of our resources to the development and expansion of TecnoChannel Technologies' business in China and in other emerging markets that have the following characteristics:

               -    a high percentage of television usage;

               -    a high level of consumer demand for the internet;

               -    a low percentage of personal computer use;

               -    a low level of personal computer literacy;

               -    a high cost for personal computers; and

               -    a pre-existing cable and telecommunications infrastructure.

        As discussed below, during the six month period ended June 30, 1999, we generated increasing revenues from our operations and incurred increasing expenses as a result of our expansion into China. As part of our expansion strategy, we have entered into strategic relationships with:

               -    Chinese manufacturers of set-top internet terminals;

               -    Chinese content providers; and

               -    Chinese internet service providers.

        We expect these strategic relationships to help us attract an increasing number of Chinese internet users to our internet properties, which should lead to increasing advertising revenues from our internet properties. We also have implemented a brand development and promotion strategy that we expect to attract additional internet users to our internet properties. As part of our brand development and promotion strategy, we increased our advertising and brand development expenditures during the six month period ended June 30, 1999. Our expenditures during the six month period ended June 30, 1999 exceeded our revenues and, as a result, we generated a net operating loss during that period. We expect to continue to incur operating losses during the rollout of our products and services in China.

        We have a limited operating history upon which to base an evaluation of our business and prospects. We have yet to achieve significant revenues, and our ability to generate significant revenues in the future is uncertain. Further, in view of the rapidly evolving nature of our business and our limited operating history, it is not possible to forecast future revenues. We believe, therefore, that period-to-period comparisons of our financial results are not necessarily meaningful, and you should not rely upon them as an indication of future performance.

        Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as the internet and e-commerce. In addition, our revenues depend substantially upon the level of activity on our internet properties and our ability to successfully create brand name awareness and market recognition for our products and services. Although we have experienced growth in our revenues since our merger with TecnoChannel in February 1999, there can be no assurance that our revenues will continue at their current rate of growth or that we will be able to operate profitably.

        Presented below is a discussion and analysis of (i) our actual results for the six month period ended June 30, 1999 and our pro forma results for the six month period ended June 30, 1998 and (ii) our unaudited pro forma consolidated results of operations for the fiscal years ended December 31, 1998 and December 31, 1997. The pro forma information assumes that MyWeb acquired TecnoChannel Technologies on the date of inception of TecnoChannel Technologies (April 5, 1997) rather than on February 24, 1999. Management believes that a comparison of such financial information is more meaningful than a comparison of historical data for such periods because MyWeb was essentially inactive until February 24, 1999, when it acquired TecnoChannel Technologies. However, the pro forma information is not necessarily indicative of the results which would have occurred if MyWeb had acquired TecnoChannel Technologies on April 5, 1997, nor is it indicative of MyWeb's future performance.

COMPARISON OF THE SIX MONTH PERIOD ENDED JUNE 30, 1999 TO THE SIX MONTH PERIOD ENDED JUNE 30, 1998

        Total Revenue

        Revenues increased from $254,996 in the six month period ended June 30, 1998 (the "1998 Period") to $2,926,335 in the six month period ended June 30, 1999 (the "1999 Period"), an increase of 1,048%. This increase was attributable to software licensing revenue and e-commerce transactions which commenced in 1999. Two customers, NetChina and HKNet, accounted for approximately 51% and 17%, respectively, of revenues during the 1999 Period, while one customer, Philips Consumer Electronics (and subsidiaries thereof), accounted for approximately 33% of revenue during the 1998 Period.

        Cost of Revenue

        Cost of revenue increased from $57,173 in the 1998 Period to $950,823 in the 1999 Period, an increase of 1,563%. The increase in cost of revenue was primarily due to the cost of goods for the e-commerce transactions and software licensing costs in the 1999 Period.

        Total Operating Expenses

        Total operating expenses increased 1,470% from $200,135 in the 1998 Period to $3,142,262 in the 1999 Period. The increase was primarily attributable to an increase in sales and marketing expenses from $86,250 in the 1998 Period to $2,467,256 in the 1999 Period, an increase of 2,760%.

        The sales and marketing expenses consist primarily of the cost of acquiring internet users in Hong Kong and China, advertising, and other promotion and marketing expenses. The increase in absolute dollars from the 1998 period is primarily attributable to the costs associated with our brand-building strategy in China and an increase in advertising, promotion and marketing related expenses.

        Product development expenses increased 291% from $27,705 in the 1998 Period to $108,367 in the 1999 Period. Product development expenses consist primarily of employee compensation relating to developing and enhancing features of our online service properties and our products. The increase in absolute dollars is primarily a result of the increase in the number of engineers responsible for the product development. The company has expensed, as incurred, all internal product development costs and expects to incur increased product development costs in absolute dollars in future periods to remain competitive.

        General administration expenses increased 658% from $86,180 in the 1998 Period to $566,639 in the 1999 Period. General administration expenses consist primarily of employee compensation and fees for professional services. The increase in absolute dollars is primarily a result of an increase in personnel and increased fees for professional services during the 1999 Period.

        Net Loss

        The company recorded a net loss of $1,166,750, or $0.12 per share, for the 1999 Period compared to a net loss of $2,312, or $0.00 per share, for the 1998 Period. The increase in net loss was primarily attributable to:

               -    the increase in cost of revenues;

               -    general administration expenses;

               -    advertising, promotion and marketing expenses; and

               -    investments in our brand-building strategy in China.

        This was offset by the increase in revenue in the 1999 period compared to the 1998 Period.

COMPARISON OF THE FISCAL YEAR ENDED DECEMBER 31, 1998 TO NINE MONTH PERIOD ENDED DECEMBER 31, 1997

        Total Revenue

        Revenues increased from $102,367 in the nine month period beginning on TecnoChannel Technologies' date of inception (April 5, 1997) and ending on December 31, 1997 (the "1997 Period") to $1,310,843 in the fiscal year ended December 31, 1998 (the "1998 Period"), an increase of 1,281%. This increase was attributable to [the increasing acceptance in the marketplace of the products and services of TecnoChannel Technologies, which were introduced in late fiscal 1997]. One customer, Wizoffice Pte Ltd., accounted for approximately 90% of revenues during the 1997 Period, while one customer, Philips Consumer Electronics (and subsidiaries thereof), accounted for approximately 77% of revenue during the 1998 Period.

        Cost of Revenue

        Cost of revenue increased from $0 in the 1997 Period to $108,883 in the 1998 Period. The increase in cost of revenue was primarily due to the increase in sales of our products and services during such period.

        Total Operating Expenses

        Total operating expenses increased 243% from $354,700 in the 1997 Period to $862,006 in the 1998 Period. The increase was primarily attributable to an increase in sales and marketing expenses from $0 in the 1997 Period to $223,818 in the 1998 Period, and to an increase in product development expenses from $0 in the 1997 Period to $313,132 in the 1998 Period.

        The sales and marketing expenses consist primarily of employee compensation relating to marketing and promotion activities, advertising, and other promotion and marketing expenses. The increase in absolute dollars from the 1997 period is primarily attributable to the costs associated with the increased marketing activities in connection with the promotion of our products and services.

        Product development expenses consist primarily of employee compensation relating to developing and enhancing features of our online service properties and our products. The increase in absolute dollars from the 1997 Period is primarily a result of the increase in the number of engineers responsible for product development. The company has expensed, as incurred, all internal product development costs and expects to incur increased product development costs in absolute dollars in future periods to remain competitive.

        General administration expenses increased 186% from $113,712 in the 1997 Period to $325,056 in the 1998 Period. General administration expenses consist primarily of employee compensation and fees for professional services.

        Net Income (Loss)

        The company recorded net income of $339,954, or $.04 per share, for the 1998 Period compared to a net loss of $252,333, or $.03 per share, for the 1997 Period. This was primarily attributable to an increase in sales revenue that was greater than the increase in our cost of sales and operating expenses

LIQUIDITY AND CAPITAL RESOURCES

        At June 30, 1999, the company had cash and cash equivalents totaling $3,815,517 compared to $63,724 at June 30, 1998. For the six months ended June 30, 1999, cash used in operating activities of $761,793 was primarily due to the net loss of $1,166,750 for the 1999 period.

        Cash used in investing activities was $146,232 for the 1999 Period compared to $19,444 for the 1998 Period. The capital expenditure of $146,232 for the 1999 Period consisted of the purchase of computer hardware and software and other office equipment.

        For the 1999 Period, cash provided by financing activities of $4,712,424 was derived primarily from the private placement of shares of common stock, from which we received net proceeds of $3,772,500, and the issuance of 150,000 shares of our common stock upon the exercise of a stock option, for which we received $900,000. As the company experienced negative cash flow from operations in the 1999 Period and anticipates that it will continue to incur negative cash flow during the rollout of its products and services to China, the company may require additional capital. The sale of additional equity or convertible debt securities, if required, may result in additional dilution to the holders of our common stock. There can be no assurance that additional financing, if required, will be available on terms and conditions acceptable to the company, if available at all.

                             INFORMATION ABOUT MYWEB

HISTORY OF OUR DEVELOPMENT

        We were incorporated under the laws of the State of Nevada on February 20, 1985 under the name Sperzel-NV, Inc. From 1985 until 1992, we manufactured, distributed and sold a proprietary line of accessories for use by handicapped individuals.

        On May 21, 1992, we filed a petition for relief under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court for the District of Nevada. The Bankruptcy Court confirmed our plan of reorganization on January 31, 1994. Pursuant to our plan of reorganization, we purchased the assets of Asia Media Communications, Ltd. and changed our name from Sperzel-NV, Inc. to Asia Media Communications, Ltd. The assets we purchased consisted primarily of a video library that was intended to be distributed in the Far East. The video library proved commercially unexploitable during 1995. From 1995 until March 1996, our principal activity consisted of seeking opportunities in other business ventures.

        In March 1996, we completed a merger with Kremlyovskaya Group, Inc., a privately-held Delaware corporation. Kremlyovskaya Group, through a wholly-owned subsidiary in Belgium, was a distributor of vodka and other products in foreign markets, primarily Russia. In August 1996, by mutual consent, we agreed with the former shareholders of Kremlyovskaya Group to rescind the merger.

        On October 30, 1996, some of our shareholders entered into a stock purchase agreement with D-Vine Investment Partners, a Delaware general partnership. Pursuant to the stock purchase agreement, the shareholders sold 36,567 shares of our common stock to D-Vine Investment Partners for $150,000 (approximately $4.00 per share). The shares represented approximately 76.4% of our then issued and outstanding capital stock. Immediately following the transaction, we entered into a consulting agreement with Ian Rice, who was our Chairman and a significant shareholder immediately prior to the transaction. The consulting agreement required Mr. Rice to help us identify and locate suitable business opportunities for us for a period of 90 days in exchange for 7,500 shares of our common stock.

        On December 31, 1996, we purchased all of the issued and outstanding capital stock of IPC Corporation (Australia) Pty Ltd., an Australian corporation, from IPC Corporation, Ltd., a Singapore corporation. The purchase was undertaken by our wholly-owned subsidiary, AMC International Holdings Ltd., a British Virgin Islands corporation, and was effective as of January 1, 1996. We paid IPC Corporation $1.00 in cash and issued IPC Corporation 25 preference shares of AMC Holdings. Each preference share has a stated value of $1,000,000 and these shares are exchangeable at the holder's option into shares of our common stock, on the basis of one share of common stock for each $2.00 of the stated value of each preference share or part thereof so exchanged, as adjusted for certain events, including stock splits and recapitalizations. As a result of the one-for-one hundred reverse stock split that we effected in February 1999, each preference share is exchangeable into shares of our common stock on the basis of one share of common stock for each $200 of the stated value of each preference share or part thereof so exchanged. As part of the transaction, IPC Corporation assigned to AMC Holdings all of the indebtedness of IPC Australia to IPC Corporation. The assigned indebtedness was approximately $25,000,000. In order to effect the exchange of the preference shares for shares of our common stock, we granted an option to AMC Holdings to acquire, for no consideration, such number of shares of our common stock as may be required for the exchange of the preference shares. In April 1997, AMC Holdings executed an agreement with IPC Corporation in which IPC Corporation agreed not to exercise its rights, as a holder, to exchange the preference shares for shares of our common stock. We are uncertain whether the agreement with IPC Corporation would be binding upon an innocent purchaser for value of the preference shares. On September 1, 1997, we sold, for nominal cash consideration, all of the capital stock of AMC Holdings to an unrelated party effective as of December 31, 1996, the date of the acquisition of the capital stock of IPC Australia. The purchaser assumed all of our obligations under the agreement pursuant to which AMC Holdings acquired the capital stock of IPC Australia. The effect of the sale was to negate the acquisition of IPC Australia, except for the possible exchange of any preference shares acquired by an innocent purchaser for value.

        On August 1, 1997, we sold a warrant to purchase 1,000,000 shares of our common stock to Ocean Strategic Holdings, Limited, an unrelated third party, for $50,000 in cash. The exercise price of the warrant is $.01 per share. Both the exercise price per share and the number of shares issuable upon exercise of the warrant are subject to adjustment if certain events occur. However, the warrant provides that neither the number of shares to be issued upon exercise nor the purchase price per share are subject to adjustment in the event of a reverse stock split. The warrant is exercisable between August 1, 1998 and August 1, 2001. On February 25, 1999 Ocean Strategic Holdings exercised its rights under the warrant to purchase 500,000 shares of our common stock; on April 1, 1999 Ocean Strategic Holdings exercised its rights under the warrant to purchase an additional 400,000 shares of our common stock; and on August 4, 1999 Ocean Strategic Holdings exercised its rights under the warrant to purchase an additional 100,000 shares of our common stock.

RECENT DEVELOPMENTS

        On February 23, 1999, we effected a one-for-one hundred reverse split of our outstanding common stock, so that each one hundred shares of our common stock issued and outstanding on such date was deemed to be one share of common stock.

        On February 24, 1999, we completed a reverse merger with TecnoChannel Technologies Sdn Bhd, a privately-held Malaysian corporation, that was formed in April 1997. Through the transaction we acquired all of the issued and outstanding capital stock of TecnoChannel Technologies, in exchange for 8,500,000 shares of our common stock. In connection with our acquisition or TecnoChannel Technologies, we issued 440,000 shares of our common stock to GEM Ventures Ltd. for its services as our financial advisor. TecnoChannel Technologies is now a wholly-owned subsidiary of MyWeb.

        In April 1999, following our acquisition of TecnoChannel Technologies, we changed our name from Asia Media Communications, Ltd. to MyWeb Inc.com, and we revised our business plan to focus on the business of TecnoChannel Technologies.

        In September 1999, we settled a dispute with a firm that we had retained to perform public relations work for us. The public relations firm claimed that we had breached our contract with it. The terms of the settlement required us to pay the public relations firm $30,000 and to issue it 30,000 shares of our common stock.

        In May 1999, we received $900,000 upon the exercise of an option entitling the holder thereof to purchase 150,000 shares of our common stock for $6.00 per share. In addition, in May 1999 we completed a private placement of 526,250 of shares of our common stock. These shares are among the shares covered by this prospectus. We received $3,780,000 in aggregate proceeds and $3,772,500 in net proceeds from the private placement. We are using the proceeds to finance our expansion into China.

OUR PRODUCTS AND SERVICES

        Our goal is to become a total solutions provider for companies involved in providing internet access to consumers through their television sets. We are in the process of implementing a three-prong business strategy that we believe will allow us to achieve our goal. Our operations focus on three distinct business segments:

               - co-branding set-top internet terminals with manufacturing companies;

               - providing our Thunder and ThunderServe software products to manufacturers in the rapidly expanding set-top internet terminal market and to internet service providers that provide internet access to users of set-top internet terminals; and

               -    operating our MyWeb Online Service internet properties.

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

        Our efforts are focused on certain emerging markets that we believe have the potential for significant growth. At the present time, we anticipate that the most significant growth will occur in the Chinese market. According to the Far Eastern Economic Review, China's current internet user base is estimated at
2.2 million users. The Far Eastern Economic Review estimates that there will be an additional 7.6 million internet users in China by the end of the year 2000. The estimates are based in part on the Chinese government's strong emphasis on promoting internet access. There are approximately 11 million personal computers and over 300 million television sets in China. Our co-branded set-top internet terminals are priced at roughly one-third of the price for a low end personal computer in China. We believe our business strategy will take advantage of the growth potential of the Chinese internet market by promoting a low cost method of providing individuals with access to the internet that also directs each new internet user to our online properties. Through this strategy, we hope to attract a loyal base of visitors to our internet properties that will allow us to significantly increase our advertising revenues from these properties.

        Co-Branded Set-Top Internet Terminals

        We have entered into strategic relationships with several electronics and home appliance manufacturers who produce and sell set-top internet terminals. A set-top internet terminal is a device that connects a standard television set to an internet service provider and thus allows users to access the internet via the television set. We do not design, manufacture, or sell the set-top internet terminals, but have entered into contractual relationships whereby manufacturing companies produce set-top internet terminals according to our hardware specifications and incorporate our Thunder software. The set-top internet terminals are then co-branded (for example, Philips MyWeb or Haier MyWeb).

        The first generation of our co-branded set-top internet terminals, which incorporate our Thunder 1.0 software, is already available to consumers. As of September 30, 1999, approximately 25,000 units have been sold in Malaysia and Singapore since we introduced the set-top terminals there in September 1997, and 10,000 units have been sold in China since we introduced the set-top terminals there in July 1999. We expect the second generation of our co-branded set-top internet terminals, which will incorporate our Thunder 2.0 software, to be available by the end of 1999.

        Our Thunder and ThunderServe Software

        We have entered into licensing arrangements for the use of our Thunder software with a number of manufacturers of television set-top internet terminals, including:

               -    Philips Consumer Electronics;

               -    Qingdao Haier Computer Co., Ltd.;

               -    Xihu Electronics Group Ltd, SOYEA Ltd; and

               -    Lang Chao Computer Co.

        We receive a license fee from manufacturers who use our Thunder software in their set-top internet terminals, including the manufacturers with whom we have entered into co-branding arrangements.

        We have entered into licensing arrangements for our ThunderServe software with a number of internet service providers, including:

               -    NetChina (China);

               -    Beijing Telecom Communication Ltd (China);

               -    HKNet Co Ltd (China);

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

               -    Masslink (China).

        We receive a licensing fee from the internet service providers that use our ThunderServe software and a share of the usage fee that the internet service providers receive for the time each internet user spends on our internet properties.

        Thunder 1.0, which is presently available, has the following specifications:

               -    HTML 3.2 compliant with support for HTTP 1.0;

               -    Basic and Digest Authentication;

               -    Animated GIFs;

               -    Image Maps;

               -    Cookies;

               -    POP and SMTP Internet Messaging;

               -    SSL 2.0 and 3.0 ready;

               -    Printer support; and

               -    Dial-up software.

        Thunder 2.0, which we expect to be available by the end of 1999, will have the following specifications:

               -    HTML 4.0 compliant with support for HTTP 1.1;

               -    Basic and Digest Authentication;

               -    Animated GIFs;

               -    Image Maps;

               -    Cookies;

               -    Dynamic HTML;

               -    POP and SMTP Internet Messaging;

               -    SSL 2.0 and 3.0 ready;

               -    Printer support;

               -    Dial-up software;

               -    Ethernet ready;

               -    Personal Java;

               -    Support for plug-ins like Real Audio/Video and others;

               -    Picture-in-Picture; and

               -    Support for Smart Card applications.

        ThunderServ 1.0, which is presently available, incorporates the following features:

               - Integrated electronic billing module for completely automated and paper-free billing;

               - User access control for restricting access based on password or for unauthorized usage;

               - Personalisation module to allow personalisation of MyWeb Online Service for subscribers;

               - Remote upgrade module to allow remote online upgrading of client software; and

               -    Parental control for blocking access to specified sites.

        ThunderServ 2.0, which we expect to be available by the end of 1999, will have the following features:

               - Proxy and look-ahead modules for faster download of selected sites;

               -    Communications module to enable IP telephony;

               - Picture-in-Picture module to provide tightly integrated Net-TV programming; and

               - Java extensibility to provide for faster processing of Java applets.

        MyWeb Online Service

        When a consumer purchases one of the MyWeb co-branded set-top internet terminals and connects to the internet, the set-top internet terminal takes the consumer to one of our country-specific internet properties, which is set as the default home page. The current internet properties in the MyWeb Online Service family are:

               -    www.mywebinc.com;

               -    www.myweb.com.sg (Singapore);

               -    www.mywebinc.com.hk (Hong Kong);

               -    www.myweb.com.cn (China); and

               -    www.myweb.com.my (Malaysia).

        We are in the process of launching several new internet properties that will join our existing family of MyWeb Online Service properties.

        Each of the internet properties in the MyWeb Online Service family offers:

               -    local language content;

               -    e-commerce;

               -    e-mail;

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

               -    chat rooms;

               -    country specific news, information, and entertainment;

               -    stock quotes from local stock exchanges; and

               - educational information related to the English language and e-commerce.

        By offering country-specific content and setting the MyWeb Online Service as the default home page on our co-branded set-top internet terminal, we expect to attract increased traffic to our internet properties and to increase the amount of time internet users spend on our internet properties.

        Although we do not receive any direct revenue from internet users who access our internet properties, we anticipate traffic on our internet properties to increase, which will make it possible for us to generate an increased amount of revenue from advertisers on our internet properties and from e-commerce conducted through our internet properties.

DISTRIBUTION METHODS

        We distribute our Thunder software through licensing and co-branding agreements with manufacturers of existing set-top internet terminals. These arrangements allow us to generate licensing revenues from our software and develop brand recognition with consumers in our target markets. In conjunction with our co-branding efforts and the licensing arrangements for our Thunder software, we distribute our ThunderServe software to internet service providers in our target markets. The ThunderServe software will allow these internet service providers to provide internet services to consumers who want to use MyWeb set-top boxes to access the internet.

        We create awareness of our MyWeb Online Service through joint marketing and promotional activities with manufacturers, internet service providers, as well as content and application providers. This allows us to market directly to the existing customers of our business partners, and since our partners are typically established companies in their respective industries, this customer base is typically large. Also, every user of our set-top box automatically accesses the MyWeb Online Service upon using the set-top device. Therefore, the distribution strategy for our products is multi-pronged and each product complements and helps promote the other product offerings.

COMPETITION

        We believe that Microsoft's WebTV is the only business that has a business strategy similar to ours. WebTV was the first company to target the market for set-top internet terminals through a combination of:

               -    software applications for use in set-top internet terminals;

               - co-branding of set-top internet terminals with manufacturers of set-top internet terminals; and

               - branded internet properties targeted towards users of set-top internet terminals.

        WebTV is not currently available in any of our target markets in Asia. We understand that Microsoft is in the process of implementing its project Venus, which will involve the expansion of WebTV into China and other Asian countries. We cannot anticipate the impact that project Venus, or other competing goods and services, will have on our operations.

        In addition to the existing and anticipated future competition from WebTV and Microsoft, we are subject to existing competition in both segments of our operations.

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

        Branded Set-Top Internet Terminals

        Our co-branded set-top internet terminals, which are manufactured and distributed by set-top internet terminal manufacturers with whom we have entered into strategic partnerships, compete with:

               - set-top internet terminals manufactured by or co-branded with other companies; and

               - other electronic devices that allow users access to the internet, including personal computers and palm-top computers.

        There are a number of competitors in the set-top internet terminal market, including WebTV and more than twenty China-based manufacturers of set-top internet terminals. Of these competitors, we believe that only WebTV offers the set-top internet terminal hardware in conjunction with the types of products and services we offer. Of the competing manufacturers of set-top internet terminals, we believe that while these competitors may offer some competition for set-top internet terminal hardware, only WebTV is in a position to compete with our operations.

        Thunder and ThunderServe

        Our Thunder and ThunderServe software applications compete against several other software systems including:

               -    Microsoft Windows CE; and

               -    NUWA by China's Science and Research Institute.

        Thunder competes with Windows CE and NUWA in the set-top box deployment space. Though the software features are comparable, the ability of Thunder to support Java application allows it to run more programs on the internet than our competitors, thus giving set-top box manufacturers an added advantage if they use Thunder. ThunderServe provides full control of the configuration of the set-top box and allows the internet service providers to monitor remotely the performance of the set-top box.

        MyWeb Online Service

        Our MyWeb Online Service family of internet properties operates in a highly competitive product market. Our competitors for internet traffic and advertising include other existing internet portal sites. A portal site is a site on the internet with a hierarchical, topical directory, a search window, and added features like news headlines and stock quotes. The term "portal site" is often used to describe the default pages that are loaded upon connection to the internet and popular branded sites that offer portal services and content.

        We believe the principal competitive factors in the consumer online services industry include:

               -    product features;

               -    quality of content;

               -    ease of use;

               -    brand recognition;

               -    types and manner of advertising; and

               - ease of access through distribution channels, such as internet search engines and links on other internet properties.

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

        We believe that our internet properties currently compete effectively in these areas and that we have a competitive advantage over our competition. Our competitive advantage comes from two main sources:

               - we have strategic partnerships with companies that will help direct traffic to our online properties; and

               - we customize our internet properties for each of our target markets.

        Our most significant existing competition in our target markets comes from existing Chinese language internet portal sites, including:

               -    Yahoo!'s China.com;

               -    Sina.Com;

               -    Online.sh;

               -    163.net;

               -    263.net;

               -    yeah.net;

               -    cpcw.com;

               -    Neteast;

               -    Sohoo.net;

               -    Szonline.com;

               -    Shanghai Online; and

               -    ChinaByte.com.

        In addition to our internet based competition, we compete with traditional offline media such as:

               -    television;

               -    radio;

               -    billboards;

               -    magazines; and

               -    newspapers.

SOURCES OF RAW MATERIALS

        The only raw material upon which we rely is the information and content for our online properties. We rely on third parties to supply us with:

               -    financial information;

               -    local news;

               -    international news; and

               -    educational information.

MAJOR CUSTOMERS

        Thunder and ThunderServe

        The major customers are NetChina and HKNet Co Ltd.

        Our existing partners for ThunderServe are:

               -    Beijing Telecom Communication Ltd;

               -    NetChina;

               -    HKNet Co Ltd; and

               -    Masslink.

        Our existing partners for Thunder are:

               -    Philips Consumer Electronics;

               -    Qingdao Haier Computer Co., Ltd.; and

               -    Lang Chao Computer Co.

        MyWeb Online Service

        For the period of January 1, 1999 to June 30, 1999, each of the following MyWeb Online Service customers accounted for more than 10% of the revenues of MOS:

               -    Pemasaran Jaya Mas;

               -    Saw Beng Swee Sdn Bhd;

               -    Sunshine Marketing; and

               -    Visan Holdings Sdn Bhd.

        Our existing MyWeb Online Service partners are as follows:

               -    Qingdao Haier Computer Co., Ltd. (China);

               -    Xin Hua Organization (China);

               - China Sci-Technologies International Trust and Investment Co. Ltd. (China); and

               -    Unilever - Online Shopping (Malaysia).

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

OUR INTELLECTUAL PROPERTY

        Although our success depends on maintaining and protecting our intellectual property, including our software and our trademarks and tradenames, we have not registered any of our trademarks in the United States or abroad. We may in the future seek to protect our intellectual property under applicable copyright and trademark laws in the countries in which we conduct business. We may prosecute litigation against infringes of our intellectual property. In order to protect our trade secrets and other intellectual property, we have required some, and we may in the future require all of, our employees, consultants, advisors and collaborators to enter into confidentiality agreements which prohibit the disclosure of proprietary information to third parties or the use of proprietary information for commercial purposes.

        We currently license the use of Sun Microsystems, Inc.'s Java operating system. Our license agreement with Sun Microsystems, Inc. allows us to incorporate Java technology into our Thunder software and to distribute the Java technology that we incorporate into our Thunder Software. The license agreement expires in March 2001, unless earlier terminated by us or by Sun Microsystems, Inc. The license agreement may be terminated by either party on 30 days' notice in the event of a material breach of the terms of the license agreement. We pay Sun Microsystems, Inc. a fee for the right to use its Java technology.

GOVERNMENTAL REGULATION

        We are subject to governmental regulation in the countries in which we conduct business. The countries currently include:

               -    China;

               -    Malaysia; and

               -    Singapore

        The types of governmental regulation to which our business is subject include

               -    regulation of currency conversion;

               -    regulation of telecommunications services;

               -    regulation of information and content; and

               -    regulation of electronic commerce.

        For a discussion of the risks associated with the existing governmental regulations and the risks associated with potential future governmental regulation, see the discussions under the heading "Risk Factors."

RESEARCH AND DEVELOPMENT ACTIVITIES

        To date, engineering and development have been a significant focus of MyWeb. Development of the MyWeb Online Service Solution Suite has required combining technical experience and knowledge from two historically separate industries, the internet and television, as well as two years of intensive efforts. The principal elements of our engineering and development activities are as follows:

        Portal Development

        MyWeb has been developing and will continue to develop the systems and hardware necessary to establish a portal site that will offer services like online stock trading, web-based e-mail, multimedia on demand, and online bill payment.

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

        Feature Enhancements

        MyWeb intends to continue to expand features of the server and client set-top boxes to integrate newly developed web features, accessories, and tools. MyWeb also intends to support picture-in-picture capability to allow web pages and television programs to be viewed at the same time. We are working to develop system enhancements that will enable consumers to listen to audio while browsing the web. We are also currently working to integrate Java application environment into our set-top boxes to allow various Java programs, such as chat and ICQ, to run on thin client set-top boxes. To implement its engineering and development strategy, MyWeb has assembled an engineering team with extensive experience in real-time data communications hardware and software, client-server software, Unix operating systems, computer networking, and circuit design.

PERSONNEL

        We currently employ a total of approximately 100 people. We presently plan to expand our personnel base in such areas as management, marketing, research and development, and multimedia designers. We do not foresee any serious difficulties in hiring these additional employees. None of our employees are covered by a collective bargaining agreement, and we believe our employee relations are good.

OUR FACILITIES

        We lease our principle executive offices in Kuala Lumpur, Malaysia. We have entered into lease arrangements with Woi Seen Chin Enterprises Sdn Bhd and Selekta Bakti Sdn Bhd. Our lease with Woi Seen Chin Enterprises is for approximately 5,000 square feet of commercial office space located at Unit G506 & G606, Blk G, Phileo Damansara I, Jalan Damansara, Malaysia. Our lease with Selekta Bakti is for approximately 5,000 square feet of commercial office space located at G505 & G605, Blk G, Phileo Damansara I, Jalan Damansara, Malaysia. We have also entered into lease arrangements with Beijing Chongwen-New World Properties Development Co. Ltd. for our Beijing office. In addition, we have entered into lease arrangements with Alliance/Interoffice San Francisco, LLC for our offices in San Francisco. For our Singapore offices, we use office space on a rent-free basis, provided to us by a personal associate of the chief operating officer of TecnoChannel Technologies Sdn Bhd, Danny Toe Teow Teck. We believe that our existing facilities are sufficient for our current needs and provide us with sufficient space to expand our operations.

OUR YEAR 2000 EFFORTS

        In order to reduce the risks of the Year 2000 problem, we have undertaken a two-phase process of analyzing the impact of the Year 2000 problem on our operations.

        First, we have completed an informal assessment of our primary internal systems. Based on that assessment and our knowledge of the specific software and systems, we currently believe that our systems are Year 2000 compliant in all material respects or can readily be brought into compliance with the application of corrective software modifications. In many cases, we expect these modifications to be provided by the vendors of the computer and software products we use. We have not incurred material costs to date in this informal phase of the assessment process, and currently do not believe that the cost of additional actions will have a material effect on our operations or financial condition.

        Second, we have completed a formal assessment of both our internal systems and the vendor-supplied items and services we employ to determine how the Year 2000 problem will affect all aspects of our operations. The formal process involves assessment of the following MyWeb systems:

               - hardware systems, including servers and systems used for date storage;

               - software systems, including applications, development tools and proprietary code;

               - infrastructure systems, including routers, hubs and networks;

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

               - facility systems, including general building functions, security, HVAC and related operations; and

               - the systems of our customers, including manufacturers of television set-top internet terminals and internet service providers.

        We have conducted our formal assessment of Year 2000 compliance by gathering information on each aspect of our systems, reviewing each component or application for date usage, and examining date representations. The results of this formal assessment are consistent with the results of our informal assessment. With respect to vendor-supplied items and services, we have conducted an extensive review of product compliance information on such items and services available online, in vendor literature and through trade group information resources, as well as contacting our vendors for compliance information and maintaining documentation of assessments that have been performed by such vendors or outside sources. Based on our formal assessment, we are in the process of creating a formal remediation and contingency plan for achieving Year 2000 compliance. We do not anticipate undertaking a formal assessment of the Year 2000 compliance of the internet or its underlying telecommunications infrastructure, and will therefore be unable to predict the impact of the Year 2000 issues that might affect the broader internet business community, including MyWeb.

        Based on the completed informal assessment and progress on the formal assessment, we currently believe that our internal systems are or can readily be made Year 2000 compliant in all material respects. However, it is possible that our current internal systems contain undetected errors or defects with Year 2000 date functions. In addition, although we do not anticipate problems, vendor-supplied items and services could contain undetected errors or defects which, if not corrected, could result in serious unanticipated negative consequences.

        Although we are not aware of any material operational issues or costs associated with preparing our internal systems for the year 2000, and have not incurred material costs to date with respect to the Year 2000 compliance of our internal systems, the occurrence of any significant Year 2000 interruptions could materially and adversely affect MyWeb's business.

                        EXECUTIVE OFFICERS AND DIRECTORS

        The following table sets forth, as of September 30, 1999, the names, ages and positions of our executive officers and directors. Their respective backgrounds are described below.

NAME                                AGE    CAPACITIES
----                                ---    ----------
T.S. Wong                           28     Director, President, Chief Executive
                                           Officer

Victor Ng                           51     Director and Chief Financial Officer
595 Market Street, Suite 2500
San Francisco, CA   94105

Danny Toe Teow Teck                 29     Chief Operating Officer of
                                           TecnoChannel Technologies


     NAME OF
OFFICER/DIRECTOR                              EMPLOYMENT HISTORY
----------------                              ------------------
T.S.  Wong               Mr. Wong is a co-founder of TecnoChannel Technologies
                         Sdn Bhd. From 1997 to the present, Mr. Wong has been a director and the chief executive officer of TecnoChannel. From 1996 until 1997, Mr. Wong was the executive director of Cybersource Pte. Ltd., a privately-held internet consulting firm. In 1996, Mr.
                         Wong graduated from the National University of Singapore with a Bachelor of Electrical Engineering degree.

Victor Ng                From 1989 until June 1999, Mr. Ng was the general
                         manager (institutional sales) of J.M. Sassoon, a regional securities brokerage firm headquartered in Singapore. Mr. Ng is on the Board of Directors of The
                         Nanyang Insurance Company Limited, Asiacabletv.com Inc.
                         and Asiapower Investments Limited. Mr. Ng holds a
                         Bachelor of Science (economics) degree and a Masters of Science (economics) degree from the University of London.

Danny Toe Teow Teck      Prior to co-founding TecnoChannel Technologies in April
                         1997, Mr. Toe was a Senior Investment Officer at the
                         Economic Development Board of Singapore, where he was responsible for attracting foreign investors to Singapore. He has also held senior marketing positions with 3M Inc. in Singapore. Mr. Toe holds a degree in Electronics Engineering from the National University of
                         Singapore.

        Our Articles of Incorporation and By-laws require us to have three directors. At the present time, we have two directors. We anticipate that we will appoint one or more directors in the near future. We have not yet determined the identity of such individual(s).

                             EXECUTIVE COMPENSATION

        The following table sets forth the total compensation paid to our chief executive officer for the last three completed fiscal years and the current fiscal year. No executive officer of the company received compensation of $100,000 or more during any such year.

                                           ANNUAL COMPENSATION                   LONG-TERM COMPENSATION
                                     ------------------------------  -----------------------------------------------
                                                                               AWARDS                 PAYOUTS
                                                                     ------------------------  ---------------------
                                                                     RESTRICTED   SECURITIES
                                                          OTHER        STOCK      UNDERLYING    LTIP
 NAME AND PRINCIPAL                                       ANNUAL      AWARDS     OPTIONS/SARS  PAYOUTS    ALL OTHER
      POSITION             YEAR      SALARY    BONUS   COMPENSATION     ($)          (#)         ($)    COMPENSATION
 ------------------        ----      ------    -----   ------------  ----------  ------------  -------  ------------
T.S. Wong,                1999(1)   $38,000      $0         $0          $0        100,000        $0          $0
Chief Executive Officer
                          1998      $25,263    $2,105   $31,579(2)      $0              0        $0          $0

                          1997      $18,947      $0         $0          $0              0        $0          $0

--------------
(1)  Through September 30, 1999
(2) Represents Mr. Wong's fees for services as a director of TecnoChannel Technologies.

        Neither our chief executive officer nor any our four most highly compensated officers exercised any stock options or stock appreciation rights during the last fiscal year.

EMPLOYMENT AGREEMENT

        In April 1997, we entered into an employment agreement with T.S. Wong. The agreement does not specify Mr. Wong's term of employment. Either party to this agreement can terminate it by providing the other party with one-month written notice.

STOCK OPTION PLANS

        In February 1999, our stockholders approved the adoption of the company's 1999 Incentive Program, pursuant to which various types of awards may be made. The aggregate number of shares of common stock that may be issued or transferred under the Program is 1,000,000, subject to certain adjustments. No award may be made under the Program if the total of all outstanding awards under the Program would be number of shares of common stock outstanding at the time.

        We have made three awards under the Program. In May 1999, we granted an option under the Program to purchase 150,000 of our shares at $6.00 per share. This option was exercised in May 1999 and we received proceeds of $900,000. In addition, in May 1999, two options were granted for 125,000 shares each, one exercisable in May 1999 at $17.00 per share (120% of the bid price), and the second exercisable in November 1999 at 120% of the then bid price. As of the date of this prospectus, neither of these options has yet been exercised.

        In June 1999, the directors of the company adopted the company's 1999 Non-Qualified Stock Option Plan, pursuant to which non-qualified stock options may be granted. The aggregate number of shares of common stock that may be issued or transferred under the Plan is 1,000,000, subject to certain adjustments. No option may be granted under the Plan if the total of all outstanding shares subject to stock options under the Plan would be more than 15% of the total number of shares of common stock outstanding at the time. As of the date of this prospectus, we have granted seven individuals options to purchase an aggregate of 675,000 shares pursuant to the Plan. Each of these options is exercisable for five years, commencing in September 1999, at $6.00 per share.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        In 1997, 1998 and 1999 some of our directors and significant shareholders made loans to us for working capital purposes. As of September 30, 1999, we owed $50,847 to T.S. Wong (our chief executive officer), $911 to Dr. Ahmad Mustaffa Babjee (a significant shareholder), and $20,990 to Cheah Meng Fui (a significant shareholder and a selling shareholder). These loans were made to us on an interest-free basis, and have no specified repayment terms.

        We have entered into an employment agreement with our chief executive officer, T.S. Wong. Please see "Executive Compensation--Employment Agreement."

        With respect to our office arrangements, we use space for our Singapore offices on a rent-free basis, provided to us by a personal associate of the chief operating officer of TecnoChannel Technologies, Danny Toe Teow Teck. Until September 1999, we had offices in New York. Our former chairman and director allowed us to use this space on a rent-free basis.

                              SELLING SHAREHOLDERS

        The following table sets forth certain information, as of the date of this prospectus, with respect to the number of shares of common stock owned by the selling shareholders named below. As used in this prospectus, "selling shareholders" includes the pledgees, donees, transferees or others who may later hold the selling shareholders' interests in the shares of our common stock. The common stock is being registered to permit public secondary trading of the shares.

        The common stock being offered by the selling shareholders was acquired from MyWeb either in our reverse merger with TecnoChannel Technologies in February 1999 or in a private placement of our common stock that was completed in May 1999. The shares of common stock offered by the selling shareholders were issued pursuant to exemptions from the registration requirements of the Securities Act. The selling shareholders represented to us that they were accredited investors and were acquiring our common stock for investment and with no present intention of distributing the common stock. We have agreed to file a registration statement covering the common stock received by the selling shareholders. In the past three years, none of the selling shareholders has had a material relationship with us or our subsidiaries, except that Cheah Meng Fui has been, since April 1997, an Executive Director of TecnoChannel Technologies, our wholly-owned subsidiary.

        We have filed with the Securities and Exchange Commission, under the Securities Act of 1933, a registration statement on Form SB-2 with respect to the resale of the common stock from time to time on the OTC Bulletin Board, or on any public market on which our common stock is then trading, or in privately negotiated transactions. This prospectus forms a part of the registration statement on Form SB-2.

        The common stock covered by this prospectus may be offered from time to time by the selling shareholders named below:

                                           AMOUNT OF          NUMBER OF        PERCENTAGE OF
                                         COMMON STOCK           SHARES          COMMON STOCK
                                      OWNED PRIOR TO THE    REGISTERED IN     OWNED AFTER THE
        SELLING SHAREHOLDER                OFFERING         THIS OFFERING       OFFERING(1)
        -------------------                --------         -------------       -----------
              Tao Ying                        500                500                 *

           Alvin Granoff                    14,000              14,000               *

           Jonathan Kaye                     1,000              1,000                *

             Ah Kee Tay                     10,000              10,000               *

          John Lim Kok Min                  20,000              20,000               *

       PT Portola Konsultindo               204,250            204,250               *

            Tee-Jin Gan                     50,000              50,000               *

            Tee-Kian Gan                    50,000              50,000               *

            Soo Keok Ong                    50,000              50,000               *

           Cheah Meng Fui                 927,000(2)            77,000              8.0%

            Tan Sew Lan                     425,000             20,000              3.8%

           Zhang Hui Quan                    1,500              1,500                *

    Sothebay International Ltd.             323,000             20,000              2.8%

      Neutron Enterprises Inc.             1,700,000           200,000             14.1%

       Ambang Dinamik Sdn Bhd               850,000             85,000              7.2%

            Jap Siu Fie                      3,000              3,000                *

           Wee Yong Seng                     2,000              2,000                *

           Henny Kartika                     2,000              2,000                *

                                           AMOUNT OF          NUMBER OF        PERCENTAGE OF
                                         COMMON STOCK           SHARES          COMMON STOCK
                                      OWNED PRIOR TO THE    REGISTERED IN     OWNED AFTER THE
        SELLING SHAREHOLDER                OFFERING         THIS OFFERING       OFFERING(1)
        -------------------                --------         -------------       -----------
            Chew Li Lian                     5,000              5,000                *

            Lim Hock San                    17,500              17,500               *

           Shih Chien Ho                    20,000              20,000               *

     Masslink Technology Co Ltd             50,000              50,000               *

               Xu Hui                       38,000              38,000               *

           Seah Chin Yew                    300,000            270,000               *

--------------
(1)  Assumes all of the shares offered hereby are sold.
(2) Of such shares, 77,000 are owned of record by Mr. Fui and 850,000 are owned of record by Jerisle Ltd., of which Mr. Fui owns 100% of the outstanding stock.
*    Less than 1%.

                              PLAN OF DISTRIBUTION

        We are registering 1,210,750 shares of common stock covered by this prospectus on behalf of the selling shareholders. We will pay the costs and fees of registering the common stock, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the common stock.

        The selling shareholders may, from time to time, sell all or portion of the shares of common stock on any market upon which the common stock may be quoted, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. The shares of common stock may be sold by the selling shareholders by one or more of the following methods, without limitation:

               - block trades in which the broker or dealer so engaged will attempt to sell the shares of the common stock as agent, but may position and resell a portion of the block as principal, in order to facilitate the transaction;

               - purchases by a broker or dealer as principal and the resale by the broker or dealer for its account pursuant to this prospectus;

               - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

               -    privately negotiated transactions;

               - market sales (both long and short to the extent permitted under the federal securities laws); and

               -    a combination of any of these methods of sale.

        When selling the common stock, the selling shareholders may enter into hedging or other types of transactions with third parties. For example, the selling shareholders may:

               - enter into transactions involving short sales of the common stock by broker-dealers;

               - sell common stock short themselves and redeliver such shares to close out their short positions;

               - enter into options or other types of transactions that require the selling shareholder to deliver common stock to a broker-dealer, who will then resell or transfer the common stock under this prospectus; or

               - loan or pledge the common stock to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

        In effecting sales, brokers and dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Broker-dealers may receive commissions, discounts or concessions for their services from the selling shareholders or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser, in amounts to be negotiated. These commissions or discounts are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling shareholders to sell a specified number of shares of common stock at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for the selling shareholder, to purchase as principal any unsold shares of common stock at the price required to fulfill the broker-dealer commitment to the selling shareholders. Broker-dealers who acquire shares of common stock as principal may thereafter resell such shares of common stock from time to time (which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above) at price and on terms then prevailing at the time of sale, at prices then related to then-current market price or in negotiated transactions. In connection with such resales, broker-dealers may pay to or receive from the purchasers of shares of common stock commissions as described above.

        The selling shareholders and any broker-dealer or agent involved in the sale or resale of the common stock may qualify as "underwriters" within the meaning of Section 2(a)(11) of the Securities Act of 1933 and a portion of any proceeds of sale and the broker-dealers' or agents' commissions, discounts, or concessions may be deemed to be underwriters' compensation under the Securities Act of 1933. If the selling shareholders qualify as "underwriters," they will be subject to the prospectus delivery requirements of Section 5(b)(2) of the Securities Act of 1933.

        In addition to selling their common stock under this prospectus, the selling shareholders may:

               - agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act of 1933;

               - transfer their common stock in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer; or

               - sell their common stock under Rule 144 of the Securities Act of 1933 rather than under this prospectus, if the transaction meets the requirements of Rule 144.

                          DESCRIPTION OF CAPITAL STOCK

        The authorized capital stock of MyWeb consists of 100,000,000 shares of common stock, $0.01 par value per share, of which 10,671,628 shares were issued and outstanding as of October 19, 1999. The outstanding common stock, including the common stock offered hereby, is fully-paid and nonassessable.

        The following is a summary of certain terms and rights of the common stock.

               - Dividends may be paid on the common stock, as and when declared by the Board of Directors out of funds legally available for distribution as a dividend.

               - The holders of common stock are entitled to one vote per share in the election of directors and in respect of other matters submitted to shareholders for a vote.

               - Upon liquidation, the holders of the common stock are entitled to receive all assets of MyWeb available for distribution to shareholders. Distributions upon liquidation are required to be made pro rata to shareholders in accordance with their holdings.

               - The common stock has no preemptive or conversion rights, redemption provisions or sinking fund provisions.

               - Special meetings of shareholders, unless otherwise prescribed by statute, may be called by the President, any three members of the Board of Directors, or by the holder of not less than a majority in amount of all shares of the company entitled to vote at the meeting.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information regarding beneficial ownership of our common stock by all shareholders who own 5% or more of our common stock. The ownership reflected in the table is accurate as of the date of this prospectus. Beneficial ownership has been determined for purposes of completing the table in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Under Rule 13d-3 a person is deemed to be the beneficial owner of securities if the person has or shares voting power or investment power in respect of such securities or has the right to acquire beneficial ownership of the securities within 60 days.

                                                  AMOUNT AND NATURE OF     PERCENT OF
              NAME AND ADDRESS                    BENEFICIAL OWNERSHIP        CLASS
              ----------------                    --------------------        -----
Dr. Ahmad Mustaffa Babjee                               850,000               8.0%
Incubator 2, Unit G3, Technology Park                 Indirect(1)
Malaysia
Lebuhraya Puchong-Sungei Besi, Bukit Jalil
57000 Kuala Lumpur

Cheah Meng Fui                                          927,000               8.7%
Suite 10-01, Heritage House 33                   Direct and Indirect(2)
Jin Yap Ah Shak
50300 Kuala Lumpur, Malaysia

The Estate of Doris Poh Heem Huang                      789,950               7.4%
612 Telok Blangah Road                                 Direct(3)
#01-03 Fairways Condominium
Singapore 102096

Chew Gaik Sim                                           850,000               8.0%
Incubator 2, Unit G3, Technology Park                 Indirect(4)
Malaysia
Lebuhraya Puchong-Sungei Besi, Bukit Jalil
57000 Kuala Lumpur

T.S. Wong                                              2,137,730              19.8%
Block G, Unit G606, Phileo Damansara 1           Direct and Indirect(5)
No. 9, Jalan 16/11
Off Jalan Damansara, 46350 Petaling Jaya
Malaysia

---------------
(1) Owned of record by Ambang Dinamik Sdn Bhd, of which Dr. Babjee owns 100% of the outstanding stock.

(2) Of such shares, 77,000 are owned of record by Mr. Fui and 850,000 are owned of record by Jerisle Ltd., of which Mr. Fui owns 100% of the outstanding stock.

(3) Mrs. Huang was the wife of Mr. Ng. Under the will of Mrs. Huang, the only beneficiary of these shares is Ng E-Ming Joyce, the daughter of Mr. Ng and Mrs. Huang. Mr. Ng disclaims beneficial ownership of these shares.

(4) Owned of record by Neutron Enterprises Inc., of which Mr. Sim owns 50.1% of the outstanding stock.

(5) Of such shares, 2,037,730 are owned of record by Star Channel Systems Sdn Bhd, of which Mr. Wong owns 82.3% of the outstanding stock. Includes 100,000 shares which are subject to options which are exercisable within the next 60 days.

        The following table lists, as of the date hereof, the number and percentage of our outstanding shares of common stock beneficially owned, directly or indirectly, by each executive officer and director, and by all of our directors and officers as a group:

                            NATURE AND AMOUNT OF
     BENEFICIAL OWNER       BENEFICIAL OWNERSHIP      PERCENT OF CLASS
     ----------------       --------------------      ----------------
        Victor Ng                  889,950                   8.3%
                                 Direct and
                                 Indirect(1)

        T.S. Wong                 2,137,730                 19.8%
                                 Direct and
                                 Indirect(2)

   Danny Toe Teow Teck           150,000(3)                  1.4%
                                   Direct

All executive officers          3,177,680(4)                28.8%
and directors as a group

--------------

(1) Of such shares, 789,950 are owned of record in the name of "The Estate of the Late Doris Poh Heem Huang." Mrs. Huang was the wife of Mr. Ng. Under the will of Mrs. Huang, the only beneficiary of these shares is Ng E-Ming Joyce, the daughter of Mr. Ng and Mrs. Huang. Mr. Ng disclaims beneficial ownership of these shares. Includes 100,000 shares which are subject to options which are exercisable within the next 60 days.

(2) Of such shares, 2,037,730 are owned of record by Star Channel Systems Sdn Bhd, a corporation of which Mr. Wong owns 82.3% of the outstanding capital stock. Includes 100,000 shares which are subject to options which are exercisable within the next 60 days.

(3) Includes 150,000 shares which are subject to options which are exercisable within the next 60 days.

(4) Includes an aggregate of 350,000 shares which are subject to options which are exercisable within the next 60 days.

         The company does not know of any arrangements, the operation of which may, at a subsequent date, result in a change in control of the company.


         CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
                              FINANCIAL DISCLOSURE

        Albright, Persing & Associates, Ltd. are the independent accountants that audited our financial statements for the year ended December 31, 1995 and the 11 month period ended December 31, 1994. The report of Albright, Persing & Associates, Ltd. on our financial statements for each of such periods did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles, except that it expressed an uncertainty as to our ability to continue as a going concern.

        We dismissed Albright, Persing & Associates, Ltd. as our independent accountants on December 23, 1998. The dismissal of Albright, Persing & Associates, Ltd. was approved by our Board of Directors.

        During the year ended December 31, 1995 and the 11 month period ended December 31, 1994 and during the interim period preceding the dismissal of Albright, Persing & Associates, Ltd., there were no disagreements with Albright, Persing & Associates, Ltd. on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedure. No "reportable event" within the meaning of Item 304(a)(1)(v) of Regulation S-K promulgated under the Securities Exchange Act of 1934 occurred during either the year ended December 31, 1995 or the 11 month period ended December 31, 1994 or during the interim period preceding the dismissal of Albright, Persing & Associates, Ltd.

        On December 24, 1998, we engaged Wlosek & Braverman, L.L.C. as the principal accountant to audit our financial statements for its fiscal year ended December 31, 1996.

                                     LAWYERS

        Baker & McKenzie, New York, New York, represented MyWeb in connection with the offering.

                                     EXPERTS

        Wlosek & Braverman, L.L.C., independent auditors, audited our consolidated financial statements as of December 31, 1998 and for the years ended December 31, 1998 and 1997. We include those financial statements in this prospectus with the permission of Wlosek & Braverman, L.L.C. and rely on Wlosek & Braverman, L.L.C.'s report given upon their authority as experts in accounting and auditing.

        Arthur Andersen, independent auditors, audited the financial statements of TecnoChannel Technologies Sdn Bhd as of December 31, 1998 and for the year ended December 31, 1998 and the period from April 5, 1997 (inception) to December 31, 1997. We include those financial statements in this prospectus with the permission of Arthur Andersen and rely on Arthur Andersen's report given upon their authority as experts in accounting and auditing.

                   ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        The company is organized under the laws of the State of Nevada. Holders of shares of common stock will be able to effect service of process in the United States upon the company and may be able to effect service on one or more directors, officers or selling shareholders. However, all or a substantial portion of the assets of the company and such persons are located outside the United States. As a result, it may not be possible to enforce against the company or its directors, officers or selling shareholders any judgments of a United States court that are predicated upon the civil liability provisions of United States laws.

                       WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the United States Securities and Exchange Commission a Registration Statement on Form SB-2 under the Securities Act of 1933 covering the shares of MyWeb common stock. As allowed by the Securities and Exchange Commission rules, this prospectus does not contain all of the information set forth in the registration statement. Our descriptions in this prospectus concerning the contents of any contract, agreement or documents are not necessarily complete. For those contracts, agreements or documents that we filed as exhibits to the registration statement, you should read the exhibit for a more complete understanding of the document or subject matter involved.

        Because we are subject to the informational requirements of the Securities Exchange Act of 1934, we file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement, including the attached exhibits and schedules, and any reports, proxy statements or other information that we file at the Securities and Exchange Commission's public reference room in Washington, D.C. at 450 Fifth Street, N.W., 20549. You can request copies of these documents by writing to the Securities and Exchange Commission and paying a duplicating charge. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of its public reference rooms in other cities. The Securities and Exchange Commission makes our filings available to the public on its internet site (http://www.sec.gov).

                          INDEX TO FINANCIAL STATEMENTS


FINANCIAL STATEMENTS OF MYWEB INC.COM
Independent Auditors' Report.................................................F-2
Balance Sheet as of December 31, 1998........................................F-3
Statements of Operations for the years ended December 31, 1997 and 1998......F-4
Statements of Deficit in Stockholders' Equity for the years ended
  December 31, 1997 and 1998.................................................F-5
Statements of Cash Flows for the years ended December 31, 1997 and 1998......F-6
Notes to Financial Statements................................................F-7

FINANCIAL STATEMENTS OF TECNOCHANNEL TECHNOLOGIES, SDN. BHD.
Report of Independent Public Accountants....................................F-13
Balance Sheet as of 31 December, 1998.......................................F-14
Statements of Operations for the Year/9 Month Period ended 31
  December, 1998 and 1997...................................................F-15
Statements of Shareholders' Equity for the Year/9 Month Period ended 31
  December, 1998 and 1997...................................................F-16
Cash Flow Statements for the Year/9 Month Period ended 31 December, 1998 and 1997..................................................................F-17
Notes to the Accounts.......................................................F-18

INTERIM CONSOLIDATED FINANCIAL INFORMATION
Consolidated Balance Sheet as of June 30, 1999 (unaudited)..................F-21
Consolidated Statements of Operations (unaudited) for the six month periods ended June 30, 1999 (historical) and June 30, 1998 (pro forma) ...F-22 Consolidated Statements of Cash Flows (unaudited) for the six month periods ended June 30, 1999 (historical) and June 30, 1998 (pro forma)....F-23

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
My Web, Inc.com (formerly Asia Media Communications, Ltd.)
New York, New York

We have audited the accompanying balance sheet of My Web, Inc.com, formerly Asia Media Communications, Ltd. (a corporation), as of December 31, 1998 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of My Web, Inc.com, as of December 31, 1998 and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 6, the Company has no substantial assets and it is uncertain, as of December 31, 1998, whether the Company will be able to pay its liabilities in the normal course of the business. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.



                                                    Wlosek & Braverman, L.L.C.
                                                    Certified Public Accountants
March 29, 1999
Clifton, New Jersey

                                MY WEB, INC.COM
                   (FORMERLY ASIA MEDIA COMMUNICATIONS, LTD.)
                                  BALANCE SHEET
                                DECEMBER 31, 1998


                                     ASSETS
Current Assets:
    Cash                                                         $10,848

    Total Assets                                                 $10,848
                                                                 =======

                      LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities:
    Accounts payable                                             $10,848
                                                                 -------
Commitments and Contingencies (Notes 8 & 9)

Deficit in Stockholders' Equity:
    Common stock, $.01 par value, 100,000,000                     55,356
      shares authorized; 5,535,586 shares issued
      and outstanding
    Additional paid-in capital                                   798,825
    Deficit in retained earnings                                (120,460)
                                                                --------
                                                                 733,721
        Less:  Treasury stock (Note 4)                          (733,721)
                                                                --------

Total Deficit in Stockholders' Equity                                 -
                                                                --------
    Total Assets                                                 $10,848
                                                                 =======


   The accompanying notes are an integral part of these financial statements.

                                 MY WEB, INC.COM
                   (FORMERLY ASIA MEDIA COMMUNICATIONS, LTD.)
                            STATEMENTS OF OPERATIONS

                                                                     FOR THE YEARS ENDED
                                                                         DECEMBER 31,
                                                                       1998          1997
                                                                    ---------     ---------
Revenues                                                            $       -       $     -
                                                                    ---------     ---------
Costs and Expenses                                                          -             -
    Cost of Sales                                                           -             -
    Selling, general and administrative expenses
        Legal and other fees                                           27,954             -
        Other expenses                                                  7,598             -
                                                                    ---------     ---------

        Total Costs and Expenses                                       35,552             -

Loss before Income Tax Benefit                                        (35,552)            -

Income Tax (Benefit)
    Current                                                            (5,333)            -
    Deferred                                                            5,333             -
                                                                    ---------     ---------

        Total Income Tax (Benefit)                                          -             -
                                                                    ---------     ---------

Net Loss                                                            $ (35,552)    $       -
                                                                    =========     =========

Income (Loss) Per Common Share                                      $   (0.01)    $    0.00
                                                                    =========     =========

Average weighted number of common
  shares outstanding                                                5,535,586     5,465,919
                                                                    =========     =========

    The accompanying notes are an integral part of these financial statements

                                MY WEB, INC.COM
                   (FORMERLY ASIA MEDIA COMMUNICATIONS, LTD.)
                  STATEMENTS OF DEFICIT IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                                         RETAINED
                                                                          ADDITIONAL     EARNINGS                       TOTAL
                                              NUMBER                       PAID-IN     (ACCUMULATED     TREASURY     STOCKHOLDERS'
                                             OF SHARES   COMMON STOCK      CAPITAL       DEFICIT)        STOCK          EQUITY
                                             ---------   ------------     ---------    -----------    -----------    ----------
Balances, January 1, 1997                    5,535,586   $     55,356     $ 748,825   $    (84,908)   $  (733,721)   $  (14,448)
    Sales of common stock purchase                   -              -        50,000              -              -        50,000
    warrant
    Net Income                                       -              -             -              -              -             -
                                             ---------   ------------     ---------    -----------    -----------    ----------
Balances, December 31, 1997                  5,535,586   $     55,356     $ 798,825    $   (84,908)   $  (733,721)   $   35,552
    Net Loss, year ended                             -              -             -        (35,552)             -       (35,552)
    December 31, 1998                        ---------   ------------     ---------    -----------    -----------    ----------
Balances, December 31, 1998                  5,535,586   $     55,356     $ 798,825    $  (120,460)   $  (733,721)   $        -
                                             =========   ============     =========    ===========    ===========    ==========

   The accompanying notes are an integral part of these financial statements.

                                 MY WEB, INC.COM
                   (FORMERLY ASIA MEDIA COMMUNICATIONS, LTD.)
                            STATEMENTS OF CASH FLOWS



                                                FOR THE YEARS ENDED DECEMBER 31,
                                                     1998               1997
                                                  -----------         ---------
Net Loss                                          $  (35,552)         $       -
                                                  -----------         ---------
Adjustments to reconcile net loss to net
    cash provided by operating activities
    Shareholder debt forgiveness                     (14,448)                 -
    Changes in assets and liabilities:
    Increase in accounts payable                      10,848                  -
    Decrease in advances from stockholder                  -                  -
                                                  ----------          ---------
            Total Adjustments                         (3,600)                 -
                                                  -----------         ---------
Net Cash used in Operating Activities                (39,152)                 -
                                                  -----------         ---------
Cash Flows from Financing Activities:
    Sale of common stock purchase warrant                  -             50,000
                                                  ----------          ---------
    Net (decrease) increase in cash and              (39,152)            50,000
        cash equivalents
    Cash and cash equivalents, beginning              50,000                  -
                                                  ----------          ---------
    Cash and cash equivalents, end                $   10,848          $  50,000
                                                  ==========          =========


DISCLOSURE OF ACCOUNTING POLICY

        For purposes of the statement of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.


   The accompanying notes are an integral part of these financial statements.

                                 MY WEB, INC.COM
                   (FORMERLY ASIA MEDIA COMMUNICATIONS, LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation:

        The accompanying balance sheet includes the accounts of Asia Media Communications, Ltd., a corporation purchased by Sperzel-NV, Inc. on January 31, 1994. On the same date, Sperzel NV, Inc. changed its name to Asia Media Communications, Ltd. As Asia Media Communications, Ltd., the Company had attempted to acquire the licensing rights for distribution of videos in the Far East. However, the acquisition was never completed and the Company is seeking opportunities in other business ventures. The Company also had acquisition and merger agreements relating to the distribution of vodka and other products, primarily in Russia as well as an Australian company which distributes computer equipment in the Far East. All acquisition and merger agreements were effectively rescinded as of their respective effective dates, and accordingly, no transactions related thereto are included in the accompanying financial data.

        Income taxes:

        The Company has adopted the Statement of Financial Accounting Standard No. 109 (FAS 109), Accounting for Income Taxes, from its inception. FAS 109 requires an asset and liability approach that recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, FAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates.

        Business activity:

        The Company, a Nevada corporation, with its administrative office now located in New York, was incorporated on February 20, 1985. At December 31, 1998, the Company had no operations, and was actively attempting to acquire a business operation, or obtain one through merger with a privately-held company seeking public status, (see Note 10).

        Income (Loss) per Share:

        The computation of income (loss) per share of common stock is based on the weighted average number of shares outstanding during the periods presented.

        Use of Estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities, (2) disclosure of contingent assets and liabilities at the date of the financial statements, and (3) reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2  REORGANIZATION

        On January 31, 1994, the company's reorganization plan was confirmed by the United States Bankruptcy Court, District of Nevada. Pursuant thereto, the Company acquired Asia Media Communications, Ltd. and changed its name accordingly. The Company accounted for its

                                 MY WEB, INC.COM
                   (FORMERLY ASIA MEDIA COMMUNICATIONS, LTD.)
                          NOTES TO FINANCIAL STATEMENTS


        reorganization using "fresh start" reporting, thereby restating assets and liabilities at reorganizing values, which approximates fair market at the reorganization date. The Asia Media Communications, Ltd. balance sheet as of January 31, 1994, (date of reorganization) follows:


                                     ASSETS

Current Assets                                                      $   6,445
    Cash

Property and equipment:                                                   501
    Assets held for disposal

Other Assets                                                            5,900
                                                                    ---------
    Deposits
                                                                    $  12,846
                                                                    =========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
    Accounts payable                                                $   6,443
    Accrued liabilities                                                25,500
    Advances from Stockholders                                         17,943
                                                                    ---------

         Total Current Liabilities                                     49,886
                                                                    ---------
Stockholders' (Deficit):
    Common stock                                                      160,132
    Additional paid-in capital                                        536,549
    Retained earnings                                                       -
                                                                    ---------
                                                                      696,681
    Less:      Treasury stock                                         733,721
                                                                    ---------
        Total Stockholders' (Deficit)                                 (37,040)
                                                                    ---------
                                                                    $  12,846
                                                                    =========

NOTE 3: ADVANCES FROM STOCKHOLDERS

        During 1996, a new shareholder paid accounts payable aggregating $14,448 on behalf of the Company. The payments were substantially for professional fees rendered. The indebtedness was non-interest bearing and had no specific repayment terms. In 1998, the shareholder forgave the indebtedness, (see Note 7), and the balance was credited to professional fee cost.


NOTE 4: TREASURY STOCK

        Treasury stock is shown at cost and consists of 771,290 shares of common stock. The shares held in the treasury were adjusted for the effects of a reverse 1 to 10 stock split.

                                 MY WEB, INC.COM
                   (FORMERLY ASIA MEDIA COMMUNICATIONS, LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 5: INCOME TAXES

        Since the Company has not generated any taxable income since its emergence from bankruptcy, no provision for income tax has been made.

        Temporary differences giving rise to the deferred tax asset consist of potential net operating loss carryforwards for both financial and tax reporting purposes. However, Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes, allows the establishment of a valuation allowance to offset any deferred tax asset that may result from the recording of potential future net operating loss carryforwards. Since it is unclear at this time whether any income tax benefit will be realized in the future for the recognition of the Company's net operating loss carryforward, an allowance was establish to reduce the deferred tax asset as follows:


                                                       1998          1997
                                                     --------     ---------
Deferred tax asset for future benefits               $(34,053)    $  28,720
   of net operating loss carryforward

Less:  valuation allowance to recognize
   possible non-realization of net
   operating loss carryforward                       (34,053)      (28,720)
                                                    --------     ---------
                                                    $      -     $       -
                                                    ========     =========

        The following temporary differences gave rise to the deferred tax assets at December 31:

                                                        FOR THE YEAR ENDED
                                                            DECEMBER 31,
                                                        1998         1997
                                                     ---------    ---------
Tax benefit of net operating loss                    $ (34,053)   $  28,720
   carryforward

Valuation allowance for judgement of
   realizability of net operating loss
   carryforward in future years                        (34,053)     (28,720)
                                                     ---------    ---------
                                                     $       -    $       -
                                                     =========    =========

                                 MY WEB, INC.COM
                   (FORMERLY ASIA MEDIA COMMUNICATIONS, LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 5: INCOME TAXES - (CONTINUED)

        A reconciliation of income tax expenses at the statutory rate to the Company's effective rate is as follows:

                                                        FOR THE YEAR ENDED
                                                            DECEMBER 31,
                                                        1998         1997
                                                     ---------    ---------
Computed at the expected statutory rate                      -            -
Less:  Tax benefit, current                                  -            -
                                                     ---------    ---------
Income tax expense computed                          $       -     $      -
    At effective rate                                =========    =========




           The Company can carry forward its $189,689 net operating loss as follows:


YEAR OF EXPIRATION
       2007                                          $ 106,561

       2008                                             71,048

       2009                                             12,080
                                                     ---------
           Total                                     $ 189,689
                                                     =========



NOTE 6: GOING CONCERN CONTINGENCY

        The Company reported losses from January 31, 1994, (date of reorganization), through 1996. There was no operating activity in 1997. In 1997, the Company sold a warrant for $50,000,(see Note 9), in order to generate cash for operations; however, the Company reported a loss of $35,552 in 1998 and the Company's ability to continue as a going concern will depend upon management's acquiring profitable operations and the ability to develop a sufficient cash flow to meet its obligations as they become due.


NOTE 7: RELATED PARTY TRANSACTIONS

        The Company presently operates from offices on a rent-free basis utilized by the chairman and director. Actual space utilization is de minimus in nature and is non-reimbursable. There are no pending lease

                                 MY WEB, INC.COM
                   (FORMERLY ASIA MEDIA COMMUNICATIONS, LTD.)
                          NOTES TO FINANCIAL STATEMENTS


        arrangements at the present time. In addition, the Company received a debt forgiveness on prior working capital advances of $14,448. The debt reduction was credited to operating expenses in the current period.


NOTE 8: CERTAIN TRANSACTIONS

        Acquisition of K.G.I.:

        In March 1996, the Company acquired Kremlyovskaya Group, Inc., (K.G.I.), a privately-held Delaware corporation. K.G.I., through a wholly owned subsidiary in Belgium, distributes vodka and other product in foreign markets, primarily Russia. Subsequent thereto, the Company and K.G. I., by mutual consent, rescinded the merger acquisition as of the acquisition date in 1996. Accordingly, the accompanying financial statements report no transaction relative thereto, except the cancellation of the shareholder indebtedness, (see Note 3).

        Acquisition I.P.C. Australia:

        On December 31, 1996, (the "Effective Date"), the Company, through its newly formed, wholly owned subsidiary, AMC International Holdings Ltd., a British Virgin Islands corporation, ("AMC Holdings"), purchased from I.P.C. Corporation, Ltd., a Singaporean corporation (the "Vendor"), effective as of January 1, 1996, all of the issued and outstanding capital stock of I.P.C. Corporation (Australia) Pty Ltd., an Australian corporation ("IPC Australia"). The consideration paid was $1.00 in cash plus the issuance to I.P.C. of 25 preference shares of AMC Holdings (the "Preference Shares"), each having a stated value of $1,000,000, (the "Stated Value"). The Preference Shares are exchangeable at any time and from time to time at the option of the holder into shares of the Company's common stock, par value $.01 per share, (the "Common Stock"), on the basis of one share of Common Stock for each $2.00 of the Stated Value of each share or part thereof of a Preference Share so exchanged (subject to adjustment under certain circumstances including stock splits and recapitalizations). The Preference Shares are also redeemable at any time and from time to time at the option of the Company upon payment of the Stated Value of each Preference Share or part thereof so redeemed. In addition, I.P.C. assigned to AMC Holdings all of the indebtedness of I.P.C. Australia to I.P.C. which on the Effective Date was approximately $25,000,000.

        The Company granted an option to AMC Holdings in order to effect the exchange of Preference Shares for common shares as described above. In 1997, the Company and I.P.C. Corporation, Ltd. executed an agreement that, subject to certain terms and conditions, I.P.C. agreed never to exercise the option to exchange the Preference Shares pursuant to the option agreement. Management is presently uncertain as to the legal binding effect of the forbearance agreement upon an innocent purchaser for value and, accordingly, reports the contingent commitment to honor this option agreement, (See Note 9).

        On September 1, 1997, the Company sold, for nominal cash, the capital stock of AMC Holdings effective December 31, 1996, (date of acquisition). The effect of this sale transaction, (which carried the same terms and conditions as the purchase agreement of the same date), was to completely negate the acquisition of I.P.C. Australia effectively creating a rescinded purchase. The Company was thereby restored to its same condition prior to the I.P.C. Australia purchase, with the exception of the contingent obligations.

                                 MY WEB, INC.COM
                   (FORMERLY ASIA MEDIA COMMUNICATIONS, LTD.)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 9:  COMMITMENTS AND CONTINGENCIES

         Option Agreement:

         Pursuant to the I.P.C. Australia acquisition described in Note 8, the Company granted its newly formed subsidiary, AMC Holdings, an option to acquire 12,500,000 shares of the Company's common stock, (subject to adjustment in the event of stock splits, recapitalizations, etc.), in order to effect the exchange provision related to the preference shares. Further, as described in Note 8, the agreement of forbearance with respect to the option may not be binding upon a purchaser for value. Accordingly, the Company may be forced to issue 12,500,000 shares of its common stock to such a purchaser and are thereby reserved. The reverse split of the Company's outstanding stock effected on February 23, 1999, reduced this contingency to 125,000 shares of common stock.

         Sale of Warrant:

         In August 1997, the Company sold a warrant to purchase 1,000,000 shares of its common stock to Ocean Strategic Holdings, Limited, (holder), at an exercise price of $.01 per share. The Company received $50,000 as consideration for the warrant. Under the terms of the warrant, the holder's share rights may be adjusted to reflect certain capital transactions that the Company may establish; however, in the event of a stock split, the exercise price and number of shares shall not be adjusted. The warrant is exercisable as of August 1, 1998 and expires August 1, 2001. As of December 31, 1998, no shares had been issued pursuant to the warrant and the Company had reserved 1,000,000 shares of its common stock. In February, 1999, the holder exercised a purchase of 500,000 shares under the warrant, at the exercise price of $.01 or an aggregate of $5,000. Accordingly, the Company currently has 500,000 common shares reserved.


NOTE 10: SUBSEQUENT EVENTS

         On February 23, 1999, the Company effected a one for 100 reverse split of its outstanding common stock. No adjustment has been made in the accompanying financial statements and the notes thereto to reflect such reverse split.

         On February 24, 1999, the Company acquired 100% of the issued and outstanding capital stock of TecnoChannel Sdn BHd, a Malaysian Corporation, ("TSB"), in exchange for an aggregate of 8,500,000 shares of common stock. In connection with such acquisition, the Company issued an aggregate of 440,000 shares of its common stock to GEM Ltd. for its services as financial advisor to the Company.

         TecnoChannel, which was formed in April, 1997 and operates under the trade name "My Web", has developed with Philips Consumer Electronics set-top boxes that enable Internet access via the television set. The boxes are marketed and sold by Philips and include software developed by TecnoChannel and Sun Microsystems. Approximately 15,000 of the boxes are installed in Malaysia and Singapore. In addition, TecnoChannel has developed and provides enabling technologies to manufacturers and Internet service providers serving non-personal computer devices, (such as the set-top boxes), to enhance the functionalities of such devices. TecnoChannel also operates the My Web Online Service which is an Internet portal providing interactive applications, such as e-commerce, to both personal computer users and set-top box users.

                              Arthur Andersen & Co.
                               Public Accountants
                            Level 1 - Block C (South)
                   Pusat Bandar Damansara, 50490 Kuala Lumpur
                  P.O. Box 11040, 50734 Kuala Lumpur, Malaysia


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
TECNOCHANNEL TECHNOLOGIES SDN. BHD.


We have audited the accompanying balance sheet of TECNOCHANNEL TECHNOLOGIES SDN. BHD. (a Malaysian Incorporated Company) as of 31 December, 1998, and the related statements of operations, shareholders' equity and cash flows for the year/9 month period ended 31 December, 1998 and 1997, respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements' presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the state of affairs of the Company as of 31 December, 1998 and of the results of operations, shareholders' equity and cash flows for the year/9 month period ended 31 December, 1998 and 1997, respectively, in conformity with generally accepted accounting principles in the United States of America.


                                                Arthur Andersen & Co.


Dated:  6 May, 1999

Kuala Lumpur, Malaysia

                      TECNOCHANNEL TECHNOLOGIES SDN. BHD.
                           (INCORPORATED IN MALAYSIA)

                     BALANCE SHEETS AS OF 31 DECEMBER, 1998


                                                          NOTE           USD*
                                                          ----
CURRENT ASSETS

    Cash and bank balances                                                 270
    Accounts receivable                                              1,100,492
    Other debtors, deposits and prepayments                              6,176
                                                                    ----------
                                                                     1,106,938

FIXED ASSETS                                               3            53,941

                                                                    ----------
TOTAL ASSETS                                                         1,160,879
                                                                    ==========

CURRENT LIABILITIES

    Trade accounts payable                                             408,306
    Other accounts payable                                             355,287
    Amount due to directors                                4            37,271
                                                                    ----------
                                                                       800,864
                                                                    ----------

SHAREHOLDERS' EQUITY

    Ordinary shares of RM1.00 par value;
    5,000,000 ordinary shares authorized; 900,000
    ordinary shares issued and fully paid                              236,842
   Retained earnings                                                   123,173
                                                                    ----------
                                                                       360,015
                                                                    ----------

                                                                     1,160,879
                                                                    ==========

  * Refer to Note 2(e)

      The accompanying notes are an integral part of these balance sheets.

                      TECNOCHANNEL TECHNOLOGIES SDN. BHD.
                           (INCORPORATED IN MALAYSIA)

                            STATEMENTS OF OPERATIONS
          FOR THE YEAR/9 MONTH PERIOD ENDED 31 DECEMBER, 1998 AND 1997


                                                       9 MONTHS ENDED            YEAR ENDED
                                         NOTE              31DEC 1997           31 DEC 1998
                                         ----              ----------           -----------
                                                                 USD*                 USD*

Revenue                                    5                  102,367            1,310,843
Selling, general and administrative
   expenses                                                  (354,700)            (935,337)
                                                   ------------------    ------------------
(Loss)/profit before taxation                                (252,333)             375,506
Taxation                                   6                        -                    -
                                                   ------------------    ------------------
(Loss)/profit after taxation                                 (252,333)             375,506
Retained deficit                                                    -             (252,333)
                                                   ------------------    ------------------
 Retained (deficit) earnings                                 (252,333)             123,173
                                                   ==================    ==================

  * Refer to Note 2(e)


        The accompanying notes are an integral part of these statements.

                      TECNOCHANNEL TECHNOLOGIES SDN. BHD.
                           (INCORPORATED IN MALAYSIA)

                       STATEMENTS OF SHAREHOLDERS' EQUITY
          FOR THE YEAR/9 MONTH PERIOD ENDED 31 DECEMBER, 1998 AND 1997


                                               ORDINARY SHARES           RETAINED (DEFICIT)/
                                           --------------------------
                                              SHARES           AMOUNT            EARNINGS        SHAREHOLDERS' EQUITY
                                              ------           ------    ------------------    ---------------------------
                                                                USD*             USD*                            USD*
    Issuance of ordinary shares upon
        incorporation                              2                1                  -                            1
    Issuance of ordinary shares to
        Ambang Dinamik Sdn. Bhd.              99,998           26,315                  -                       26,315
    Net loss                                       -                -           (252,333)                    (252,333)
                                           --------------------------       ---------------              -----------------
BALANCE, 31 December, 1997                   100,000           26,316           (252,333)                    (226,017)

    Issuance of ordinary shares to
         Ambang Dinamik Sdn. Bhd.            260,000           68,421                  -                       68,421
    Issuance of ordinary shares to Star
        Channel Systems Sdn. Bhd.            540,000          142,105                  -                      142,105
    Net profit                                     -                -            375,506                      375,506
                                           ==========================       ===============              =================
BALANCE, 31 December, 1998                   900,000          236,842            123,173                      360,015
                                           ==========================       ===============              =================

* Refer to Note 2(e)

        The accompanying notes are an integral part of these statements.

                      TECNOCHANNEL TECHNOLOGIES SDN. BHD.
                           (INCORPORATED IN MALAYSIA)

                              CASH FLOW STATEMENTS
          FOR THE YEAR/9 MONTHS PERIOD ENDED 31 DECEMBER, 1998 AND 1997


                                                                9 MONTHS              YEAR
                                                                   ENDED             ENDED
                                                             31 DEC 1997       31 DEC 1998
                                                                    USD*              USD*
                                                            ------------      --------------
CASH FLOW FROM OPERATING ACTIVITIES

    (Loss)/profit before taxation                             (252,332)            375,506
    Adjustments for:
       Depreciation                                              8,677              11,934
       Unrealised loss on foreign exchange                           -              12,977
                                                            ------------      --------------
    Operating/(loss) profit before working capital            (243,655)            400,417
       changes
    Increase in accounts receivable                           (106,176)         (1,013,468)
    Increase in accounts payable                               212,330             551,264
                                                            ------------      --------------
    Net cash used in operating activities                     (137,501)            (61,787)
                                                            ------------      --------------

CASH FLOW FROM INVESTING ACTIVITY

    Purchase of fixed assets                                   (54,583)            (19,972)
                                                            ------------      --------------

CASH FLOW FROM FINANCING ACTIVITIES

    Proceeds from issuance of shares                            26,316             210,526
    Proceeds from directors' loan                              171,424                   -
    Repayment of amount due to directors                             -            (134,153)
                                                            ------------      --------------
    Net cash generated from financing activities               197,740              76,373
                                                            ------------      --------------


NET INCREASE/(DECREASE) IN CASH                                  5,656              (5,386)
CASH AT BEGINNING OF THE YEAR                                        -               5,656
                                                            ------------      --------------
CASH AT END OF THE YEAR                                          5,656                 270
                                                            ============      ==============

* Refer to Note 2(e)


        The accompanying notes are an integral part of these statements.

                      TECNOCHANNEL TECHNOLOGIES SDN. BHD.
                           (INCORPORATED IN MALAYSIA)

               NOTES TO THE ACCOUNTS - 31 DECEMBER, 1998 AND 1997


1.   PRINCIPAL ACTIVITY

     The Company is principally engaged in the development, production and marketing of internet related products and services. There has been no significant change in the principal activity during the financial year/9 month period ended 31 December, 1998 and 1997, respectively.

2.   SIGNIFICANT ACCOUNTING POLICIES

     (A) BASIS OF ACCOUNTING

         The financial statements are prepared under the historical cost convention and comply with generally accepted accounting principles in the United States of America.

     (B) FIXED ASSETS AND DEPRECIATION

         Fixed assets are stated at cost less accumulated depreciation.

         Depreciation is provided on a straight line basis calculated to write off the cost of each asset over its estimated useful life. The principal annual rates of depreciation are:

         Communication equipment                                 12%
         Office equipment                                        20%
         Furniture and  fittings                                 10%
         Motor vehicles                                          16%

     (C) DEFERRED TAXATION

         Deferred taxation is provided under the liability method for all material temporary differences. Where it is more likely than not that some portion of a deferred tax amount will not be realised, a valuation allowance is provided.

     (D) CURRENCY CONVERSION AND TRANSLATION

         Transactions in foreign currencies during the year are converted into Ringgit Malaysia at rates of exchange approximating those ruling at the transaction dates. Foreign currency monetary assets and liabilities at the balance sheet date are translated into Ringgit Malaysia at rates of exchange approximating those ruling at that date. All exchange gains or losses are dealt with in the statement of operations.

     (E) CONVENIENCE TRANSLATION

         The financial statements were initially prepared in Ringgit Malaysia ("RM"). The translations of RM into U.S. Dollars ("USD") are included solely for the convenience of the reader, using the fixed currency conversion ratio of RM3.80 to USD1.00. The convenience translations should not be construed as representations that the RM amounts have been, could have been, or could in the future be converted into USD at this or any other rate of exchange.

     (F) USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   FIXED ASSETS

                                                                      FURNITURE
                                        COMMUNICATION       OFFICE         AND   MOTOR
                             TOTAL          EQUIPMENT    EQUIPMENT     FITTINGS    VEHICLE
                             -----          ---------    ---------     --------    -------
                               USD                USD          USD          USD        USD
COST

At 1 January, 1998          54,582              3,293        31,530      19,759           -
Additions                   19,970                  -         1,549           -      18,421
                         ------------------------------------------------------------------
At 31 December, 1998
                            74,552              3,293        33,079      19,759      18,421
                         ------------------------------------------------------------------

Accumulated Depreciation

At 1 January, 1998           8,677                395         6,306       1,976           -
Additions                   11,934                395         6,615       1,977       2,947
                         ------------------------------------------------------------------
At 31 December, 1998
                            20,611                790        12,921       3,953       2,947
                         ==================================================================

Net Book Value              53,941              2,503        20,158      15,806      15,474
                         ==================================================================


4.   AMOUNT DUE TO DIRECTORS

     The amounts relate to advances to the Company for working capital purposes and are unsecured, interest free and have no fixed term of repayment.

5.   REVENUE RECOGNITION

     Revenue represents the invoiced value of licensing and advertising services rendered and subscribers' fees.

6.   TAXATION

     There is no tax charge for the year/9 month period ended December 31, 1998 and 1997, respectively, as the Company was granted Multimedia Super Corridor ("MSC") status on 19 August, 1997 under the Promotion of Investments Act, 1986 which entitled the Company to claim for pioneer status on its business income.

7.   SIGNIFICANT RELATED PARTY TRANSACTIONS

                                                    31 Dec 1997      31 Dec 1998
                                                            USD              USD
     Purchase of motor vehicle from a company in
         which a director has an interest                    -            18,421
                                                     ==========    =============

8.  RELIANCE ON ONE SINGLE CUSTOMER

     During the financial year ended 31 December, 1998, the Company relied on one single major customer which represented approximately 77% of total revenue.

     During the financial period ended 31 December, 1997, the year of incorporation, the Company had two customers.

9.   SUBSEQUENT EVENT

     On 24 February, 1999, the Company became a wholly owned subsidiary company of Asia Media Communications Ltd., a company incorporated in the State of Nevada, United States of America.

10.  1997 FIGURES

     The figures are for the 9 month period from 5 April, 1999 (date of the Company's inception) to 31 December, 1997.

                                 MY WEB, INC.COM
                   (FORMERLY ASIA MEDIA COMMUNICATIONS, LTD.)
                           CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)



                                                             JUNE 30, 1999
                                                             -------------
                                                             (HISTORICAL)
ASSETS:
-------

Current Assets:

Cash and cash equivalents                                     $ 3,815,517

Accounts receivable, net                                          430,541

Inventories                                                        43,338

Prepaid expenses and other current assets                         359,163
                                                              -----------


Total Current Assets                                            4,648,559
                                                              -----------

Property and equipment, net                                       188,248
                                                              -----------

                                                              $ 4,836,807
                                                              ===========


LIABILITIES AND SHAREHOLDERS' EQUITY:

Current Liabilities:
    Accounts payable, trade                                   $   585,905
    Other accounts payable                                        288,129
    Due to directors                                               75,162
                                                              -----------
        Total Current Liabilities                                 949,196
                                                              -----------

Shareholders' Equity:
    Common stock, par value $.01; authorized
      100,000,000 shares; issued, 10,679,319 shares;
      outstanding 10,671,606 shares                               106,717

    Additional paid-in capital                                  5,558,247
    Retained earnings (deficit)                                (1,043,576)
    Currency translation adjustment                                   (56)
                                                              -----------
                                                                4,621,332

    Less:  Treasury stock, at cost                                733,721
                                                              -----------
         Total Shareholders' Equity                             3,887,611
                                                              -----------
                                                              $ 4,836,807
                                                              ===========

                                 MY WEB, INC.COM
                   (FORMERLY ASIA MEDIA COMMUNICATIONS, LTD.)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)


                                                FOR THE SIX MONTHS ENDED
                                              JUNE 30,              JUNE 30,
                                               1999                  1998
                                         ----------------     -----------------
                                           (HISTORICAL)          (PRO FORMA)*


Revenues:

    Net Sales and licensing                 $ 2,884,634           $   254,996
    Interest                                     40,423                     -
    Other                                         1,278                     -
                                             ----------            ----------

        Total Revenues                        2,926,335               254,996
                                             ----------            ----------

Costs and Expenses:

    Cost of sales                               950,823                57,173
    Sales and marketing                       2,467,256                86,250
    Product development                          55,735                27,705
    General administration                      619,271                86,180
                                             ----------            ----------

        Total Costs and                       4,093,085               257,308
                                             ----------            ----------
           Expenses

Net Income (Loss)                           $(1,166,750)          $    (2,312)
                                             ----------            ----------

Income (Loss) per share                     $      (.12)           $     (.00)
                                             ==========            ==========

Average number of common shares               9,730,773             8,555,355
outstanding (post split)                     ==========            ==========


* Gives effect to MyWeb's acquisition of TecnoChannel Technologies as if it had occurred on TecnoChannel Technologies' date of inception (April 5, 1997).

                                MY WEB, INC.COM
                   (FORMERLY ASIA MEDIA COMMUNICATIONS, LTD.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                                   FOR THE SIX MONTHS ENDED
                                                 JUNE 30,              JUNE 30,
                                                  1999                1998
                                            ----------------   -----------------
                                              (HISTORICAL)        (PRO FORMA)*

Cash Flows from Operating Activities:
    Net income (loss)                         $(1,166,750)        $    (2,312)
Adjustments:
    Depreciation                                    8,684               5,967
    Currency exchange - unrealized                  1,450                   -
    Common stock issuance for                       4,400                   -
        consulting services
    Disposition of equipment                        3,251                   -
    Shareholder debt forgiveness                        -                   -
Working Capital Adjustments:
    (Increase) Decrease in inventories            (43,338)                  -
    (Increase) Decrease in accounts               670,258             (90,503)
        receivable, trade
    (Increase) Decrease in prepaids              (352,702)                  -
        and other
    Increase in accounts payable                  112,954              61,219
                                               ----------          ----------

    Cash Flows from Operating Activities         (761,793)            (25,629)
                                               -----------         -----------

Cash Flows from Investing Activities:
    Acquisition of property and equipment        (146,232)            (19,444)
                                               -----------         -----------

Cash Flows from Financing Activities:
    Proceeds on issuance of common stock        4,690,000             210,526
    Repayments on due to directors                 22,424            (157,835)
                                               ----------          -----------

    Cash Flows from Financing Activities        4,712,424              52,691
                                               ----------          ----------

Increase in cash and cash equivalents           3,804,399               7,618

Cash balance, beginning                            11,118              55,656
                                               ----------          ----------

Cash balance, end                             $ 3,815,517         $    63,274
                                               ==========          ==========
Supplementary Data:
Interest income received in operations        $    40,423         $         -
                                               ==========          ==========

* Gives effect to MyWeb's acquisition of TecnoChannel Technologies as if it had occurred on TecnoChannel Technologies' date of inception (April 5, 1997).

MYWEB INC.COM HAS NOT AUTHORIZED ANY PERSON TO GIVE YOU INFORMATION THAT DIFFERS FROM THE INFORMATION IN THIS PROSPECTUS. YOU SHOULD RELY SOLELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE OF THESE SECURITIES IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, EVEN IF THE PROSPECTUS IS DELIVERED TO YOU AFTER THE PROSPECTUS DATE, OR YOU BUY MYWEB INC.COM COMMON STOCK AFTER THE PROSPECTUS DATE.


                                TABLE OF CONTENTS

PROSPECTUS SUMMARY.........................................................2
RISK FACTORS...............................................................5
USE OF PROCEEDS...........................................................26
PRICE RANGE FOR OUR COMMON STOCK..........................................26
OUR DIVIDEND POLICY.......................................................26
CAPITALIZATION............................................................27
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS.................28
SELECTED CONSOLIDATED FINANCIAL INFORMATION...............................29
PRO FORMA CONSOLIDATED FINANCIAL INFORMATION..............................30
MANAGEMENT'S DISCUSSION AND ANALYSIS......................................33
INFORMATION ABOUT MYWEB...................................................37
EXECUTIVE OFFICERS AND DIRECTORS..........................................49
EXECUTIVE COMPENSATION....................................................50
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS............................51
SELLING SHAREHOLDERS......................................................52
PLAN OF DISTRIBUTION......................................................55
DESCRIPTION OF CAPITAL STOCK..............................................56
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT............56
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
          FINANCIAL DISCLOSURE............................................58
LAWYERS...................................................................59
EXPERTS...................................................................59
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES...............................59
WHERE YOU CAN FIND MORE INFORMATION.......................................59
INDEX TO FINANCIAL STATEMENTS............................................F-1

                                1,210,750 SHARES

                                [GRAPHIC OMITTED]

                                  MYWEB INC.COM


                                  COMMON STOCK
                                   PROSPECTUS

                                October ___, 1999

                                    PART II

ITEM 24.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        As permitted by Section 78.751 of the Nevada General Corporation Law, our Bylaws provide for the indemnification by MyWeb, including suits brought by or on our behalf, of each director, officer, employee or agent thereof to the fullest extent permitted by Nevada law.

ITEM 25.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by MyWeb in connection with the sale of common stock being registered (all amounts are estimated except the SEC registration fee ). The selling shareholders will only pay the brokerage commissions, discounts or other expenses relating to the sale of the common stock.

SEC registration fee                                   $      6,510
                                                       -------------
Blue sky fees and expenses (including legal fees)      $       *
                                                       -------------
Printing expenses                                      $       *
                                                       -------------
Legal fees and expenses (other than blue sky)          $       *
                                                       -------------
Accountants' fees and expenses                         $       *
                                                       -------------
Miscellaneous expenses                                 $       *
                                                       -------------

Total estimated expenses                               $       *
                                                       -------------

*  To be filed by amendment.

ITEM 26.   RECENT SALES OF UNREGISTERED SECURITIES.

        Within the past three years, we have sold securities pursuant to the following transactions, all of which were exempt from the registration requirements of the Securities Act of 1933, as amended (the "Act").

               - On March 18, 1996, we issued an aggregate of 89,125,000 shares of our common stock to 14 parties in connection with the merger of Kremlyovskaya Group, Inc. with and into a wholly-owned subsidiary of MyWeb. All of such parties were sophisticated investors and the shares were offered and sold in reliance upon the exemption from registration provided by Section 4(2) of the Act. On August 15, 1996, the merger was rescinded and all of the shares were returned to us.

               - On December 26, 1996, we granted an option for no consideration to our wholly-owned subsidiary, AMC International Holdings Ltd., a British Virgin Islands corporation ("AMC Holdings"), to acquire, for no consideration, such number of shares of our common stock as may be required to effect the exchange of preference shares to be issued to AMC Holdings. On December 31, 1996, AMC Holdings issued 25 preference shares to IPC Corporation, a publicly traded company in Singapore, in connection with the acquisition of a wholly-owned subsidiary of IPC Corporation. The option was granted in reliance upon the exemption from registration provided in
                      Section 4(2) of the Act.

               - On August 1, 1997, we sold a warrant to purchase 1,000,000 shares of our common stock to Ocean Strategic Holdings, Limited, a Guernsey corporation, for $50,000 in cash. The warrant's exercise price is $.01 per share, provided that both the exercise price per share and the number of shares issuable upon exercise of the warrant are subject to adjustment upon the happening of certain events, except for a reverse stock split in which case no adjustment is to be made. The warrant is exercisable between August 1, 1998 and August 1, 2001. On February 25, 1999 Ocean Strategic Holdings exercised its rights under the warrant to purchase 500,000 shares of our common stock; on April 1, 1999 Ocean Strategic Holdings exercised its rights under the warrant to purchase an additional 400,000 shares of our common stock; and on August 4, 1999 Ocean Strategic Holdings exercised its rights under the warrant to purchase an additional 100,000 shares of our common stock. The warrant and the shares issued upon the exercise thereof were issued in reliance upon Regulation S under the Act.

               -      On February 24, 1999, we issued:

                      - 8,500,000 shares of our common stock to 20 parties in connection with the acquisition of all of the capital stock of TecnoChannel Technologies Sdn Bhd, a Malaysian corporation, and

                      - 440,000 shares of common stock to GEM Ventures Ltd., an investment banking firm, in consideration of their services as financial advisor to the company with regard to the acquisition of Tecnochannel Technologies. All of the former shareholders of TecnoChannel Technologies and GEM Ventures are accredited investors and the shares were issued in reliance upon the exemption from registration provided in Section 4(2) of the Act and Regulation D promulgated thereunder.

               - In May 1999 we issued 526,250 shares of our common stock to 13 accredited investors in a private placement for an aggregate of $3,780,000. The shares were issued in reliance upon the exemption from registration provided in
                      Section 4(2) of the Act and Regulation D thereunder.

ITEM 27.   EXHIBITS.

        See the Exhibit Index filed herewith.

ITEM 28.   UNDERTAKINGS.

        The undersigned registrant hereby undertakes as follows:

        (1) To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement to:

               (i) include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) include any additional or changed material information on the plan of distribution.

        (2) For determining liability under the Securities Act of 1933 (the "Act"), each post-effective amendment shall be treated as a new registration statement of the securities offered, and the offering of the securities at that time shall be treated as the initial bona fide offering.

        (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

        Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling MyWeb, MyWeb has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in Kuala Lumpur, Malaysia on this 22nd day of October, 1999.

                                           MyWeb Inc.com


                                           By: /s/  T.S. Wong
                                               ---------------------------------
                                               T.S.  Wong
                                           President and Chief Executive Officer

        In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.


 /s/  T.S. Wong         Director, President and  Chief         October 22, 1999
---------------------   Executive Officer
T. S. Wong

/s/  Victor Ng          Director and Chief Financial Officer   October 22, 1999
---------------------
Victor Ng

                                POWER OF ATTORNEY

        Each person whose signature appears above severally hereby constitutes and appoints T.S. Wong and Victor Ng, and each of them singly, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to sign for him or her and in his or her name, place and stead in any and all capacities indicated below, the Registration Statement on Form SB-2 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute, may lawfully do or cause to be done by virtue hereof.

                                  EXHIBIT LIST

2.1 Plan of Reorganization (incorporated by reference to the Report on Form 10-SB of Asia Media Communications, Ltd., filed with the Commission on February 23, 1994)

2.2 Acquisition Agreement dated February 24, 1999, by and among Asia Media Communications, Ltd. and the stockholders of TecnoChannel Technologies Sdn Bhd (incorporated by reference to the Current Report on Form 8-K of Asia Media Communications, Ltd. (Commission File No. 0-23462), filed with the Commission on March 11, 1999)

3.1(a) Articles of Incorporation of Sperzel-NV, Inc. (incorporated by reference to the Report on Form 10-SB of Asia Media Communications, Ltd., filed with the Commission on February 23, 1994)

3.1(b) Certificate Amending Articles of Incorporation of Sperzel-NV, Inc. (incorporated by reference to the Report on Form 10-SB of Asia Media Communications, Ltd., filed with the Commission on February 23, 1994)

3.1(c) Certificate of Amendment of Articles of Incorporation of Sperzel-NV, Inc. (incorporated by reference to the Report on Form 10-SB of Asia Media Communications, Ltd., filed with the Commission on February 23,
        1994)

3.1(d) Certificate of Amendment of Articles of Incorporation of Asia Media Communications, Ltd. (incorporated by reference to the Registration Statement on Form S-8 of MyWeb Inc.com (Registration No. 333-81823), filed with the Commission on June 29, 1999)

3.1(e) Certificate of Amendment of Articles of Incorporation of Asia Media Communications, Ltd.

3.1(f)  Restated Articles of Incorporation of MyWeb Inc.com

3.2 Registrant's By-laws (incorporated by reference to the Report on Form 10-SB of Asia Media Communications, Ltd., filed with the Commission on February 23, 1994)

*5.1    Opinion of Baker & McKenzie

10.1 Agreement and Plan of Merger, dated March 18, 1996, by and among Asia Media Communications, Ltd., AMC Merger Co., Inc., Kremlyovskaya Group, Inc., Riccardo Franchini and Richard Gaspar (incorporated by reference to the Current Report on Form 8-K of Asia Media Communications (Commission File No. 0-23462), filed with the Commission on April 2,
        1996)

10.2 Rescission Agreement, dated as of August 15, 1996, by and among Asia Media Communications, Ltd., Kremlyovskaya Group, Inc., Kremlyovskaya Group NV, Riccardo Franchini, Richard Gaspar, Yakov Tillman, Tadeus Tonley, Valentin Kassatkine, Guerman Liberman, Youri Bykhovski, Wengen Investments Ltd., Redwatch Investments Inc. SA, Safine A.G., Wallflower Investments Inc., SA, Able Investments Ltd., Whitehall Investments Company Inc. and Merton Trustees Limited (incorporated by reference to the Current Report on Form 8-K of Asia Media Communications, Ltd. (Commission File No. 0-23462), filed with the Commission on October 15,
        1996)

10.3 Consulting Agreement, dated as of October 30, 1996, between Asia Media Communications, Ltd. and Ian Rice (incorporated by reference to the Current Report on Form 8-K of Asia Media Communications, Ltd. (Commission File No. 0-23462), filed with the Commission on November 7,
        1996)

10.4 Option Agreement, dated as of December 26, 1996, between Asia Media Communications, Ltd. and AMC International Holdings, Ltd. (incorporated by reference to the Report on Form 10-KSB of Asia Media Communications, Ltd. (Commission File No. 0-23462) for the fiscal year ended December 31, 1996, filed with the Commission on December 30, 1998)

10.5 Written Consent of the Sole Director of AMC International Holdings, Ltd., dated as of December 27, 1996 (incorporated by reference to the Report on Form 10-KSB of Asia Media Communications, Ltd. (Commission File No. 0-23462) for the fiscal year ended December 31, 1996, filed with the Commission on December 30, 1998)

10.6 Share Acquisition Agreement, dated December 1996, among IPC Corporation, Asia Media Communications, Ltd. and AMC International Holdings, Ltd. (incorporated by reference to the Report on Form 10-KSB of Asia Media Communications, Ltd. (Commission File No. 0-23462) for the fiscal year ended December 31, 1996, filed with the Commission on December 30, 1998)

10.7 Letter Agreement, dated April 1, 1997, between AMC International Holdings, Ltd. and IPC Corporation (incorporated by reference to the Report on Form 10-KSB of Asia Media Communications, Ltd. (Commission File No. 0-23462) for the fiscal year ended December 31, 1996, filed with the Commission on December 30, 1998)

10.8 Warrant, dated August 1, 1997, to purchase 1,000,000 shares of the common stock of Asia Media Communications, Ltd. issued to Ocean Strategic Holdings Limited (incorporated by reference to the Report on Form 10-KSB of Asia Media Communications, Ltd. (Commission File No. 0-23462) for the fiscal year ended December 31, 1996, filed with the Commission on December 30, 1998)

10.9 Share Purchase Agreement, dated September 1, 1997, by and between Parthanon Investment Corporation and Asia Media Communications, Ltd. (incorporated by reference to the Report on Form 10-KSB of Asia Media Communications, Ltd. (Commission File No. 0-23462) for the fiscal year ended December 31, 1996, filed with the Commission on December 30, 1998)

10.10 Acquisition Agreement, dated February 24, 1999, by and among Asia Media Communications, Ltd., TecnoChannel Technologies Sdn Bhd, all stockholders of TecnoChannel Technologies Sdn Bhd and GEM Ventures Ltd. (incorporated by reference to the Current Report on Form 8-K of Asia Media Communications, Ltd. (Commission File No. 0-23462), filed with the Commission on March 11, 1999)

10.11 1999 Non-Qualified Stock Option Plan of MyWeb Inc.com (incorporated by reference to the Registration Statement on Form S-8 of MyWeb Inc.com (Registration No. 333-81823), filed with the Commission on June 29,
        1999)

10.12 Asia Media Communications, Inc. 1999 Incentive Program (incorporated by reference to the Registration Statement on Form S-8 of Asia Media Communications, Ltd. (Registration No. 333-76289), filed with the Commission on April 14, 1999)

10.13 Employment Agreement, dated April 2, 1997, between T.S. Wong and TecnoChannel Sdn Bhd

10.14 Tenancy Agreement, dated April 28, 1999, by and between Selekta Bakti Sdn Bhd and TecnoChannel Technologies Sdn Bhd

10.15 Tenancy Agreement, dated April 28, 1999, by and between Woi Seen Chin Enterprises Sdn Bhd and TecnoChannel Technologies Sdn Bhd

10.16 Rental of Storage Space Agreement, dated March 16, 1999, by and between Woo Ah Lek and TecnoChannel Technologies Sdn Bhd

10.17 Office Service Agreement, dated June 3, 1999, by and between Alliance/Interoffice San Francisco, LLC and MyWeb Inc.com

10.18 Lease Agreement, dated April 29, 1999, by and between MyWeb Asia Pte.Ltd. and Lee Wing Han

*10.19 Binary License and Redistribution Agreement, dated March 25, 1999, by and between Sun Microsystems, Inc. and Tecnochannel Sdn Bhd

*10.20 License Agreement dated January 4, 1999 by and between TecnoChannel Technologies Sdn Bhd and NetChina

*10.21 Memorandum of Understanding dated March 15, 1999 by and between MyWeb Inc.com and Masslink

*10.22 Agreement dated June 16, 1999 by and between MyWeb Inc.com and Xin Hua Organization

*10.23 Memorandum of Understanding on Joint Venture dated April 7, 1999 by and between MyWeb Inc.com and Xihu Electronics Group Ltd, SOYEA Ltd

*10.24 Joint Venture Agreement dated July 12, 1999 by and between MyWeb Inc.com and Qingdao Haier Computer Co., Ltd.

*10.25 Memorandum of Understanding dated April 8, 1999 by and between MyWeb Inc.com and Lang Chao Computer Co

*10.26 Service Agreement dated January 2, 1999 by and between TecnoChannel Technologies Sdn Bhd and Unilever (Malaysia) Holdings Sdn Bhd

*10.27 Agreement dated December 8, 1997 by and between TecnoChannel Sdn Bhd and Philips Consumer Electronics B.V.

*10.28 Joint Venture Agreement dated April 12, 1999 by and between Asia Media Communications, Ltd. and Beijing Telecom Communication Ltd

*10.29 License Agreement dated May 4, 1999 by and between TecnoChannel Technologies Sdn Bhd and HKNet Co Ltd

*10.30 Agreement dated April 5, 1999 by and between TecnoChannel Technologies Sdn Bhd and Euro-American Business Group/Associated Medical Devices (for Germany/Turkey)

*10.31 Agreement dated June 4, 1999 by and between TecnoChannel Technologies Sdn Bhd and Euro-American Business Group/Associated Medical Devices (for Brazil/Argentina)

*10.32 Memorandum of Understanding dated May 19, 1999 by and between MyWeb Inc.com and China Sci-Technologies International Trust & Investment Co. Ltd

*10.33 Lease Agreement dated June 2, 1999 by and between MyWeb Inc.com and Beijing Chongwen-New World Properties Development Co. Ltd.

*10.34 Letter of Agreement dated June 22, 1999 by and between MyWeb Inc.com and Ogilvy Public Relations Worldwide

*10.35 Manufacturing Agreement dated April 7, 1999 between SOYEA Ltd and MyWeb Inc.com

*10.36 Manufacturing Contract dated May 18 1999 between Westlake and MyWeb Inc.com.com

*10.37 License Agreement dated April 12, 1999 between Beijing Telecom and MyWeb Inc.com

*10.38  Licensing Agreement between Chong Wang Sin Xi and MyWeb Inc.com

*10.39  Licensing Agreement between Masslink and MyWeb Inc.com

*10.40 Joint Venture Agreement dated April 12, 1999 between ChinaNet and MyWeb Inc.com

16 Letter, dated December 28, 1998 from Albright, Persing & Associates, Ltd., our former principal accountants, to the Securities and Exchange Commission pursuant to Item 304(a)(3) of Regulation S-B (incorporated by reference to the Report on Form 10-KSB of Asia Media Communications, Ltd. (Commission File No. 0-23462) for the fiscal year ended December 31, 1996, filed with the Commission on December 30, 1998)

21      Subsidiaries of the Registrant

23.1    Consent of Wlosek & Braverman, L.L.C.

23.2    Consent of Arthur Andersen & Co.

23.3    Consent of Baker & McKenzie (included in Exhibit 5.1)

---------------
*       To be filed by amendment